Exhibit 99.2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

Tsinghua Unigroup Ltd.

and

RDA Microelectronics, Inc.

Dated as of November 11, 2013

i

TABLE OF CONTENTS
(Continued)

ii

TABLE OF CONTENTS
(Continued)

EXHIBIT A          Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 11, 2013, by and among Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Parent”), and RDA Microelectronics, Inc., an exempted company incorporated under the Laws of the Cayman Islands (the “Company”).

WITNESSETH

WHEREAS, following the execution of this Agreement, Parent shall form a new majority-owned subsidiary as a Cayman Islands exempted company (“Merger Sub”) and shall cause Merger Sub to join this Agreement;

WHEREAS, Parent and the Company intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a majority owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that it is fair to and in the best interests of the Company and its shareholders, and declared it advisable, for Parent to acquire the Company on the terms and subject to the conditions set forth herein; (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions and (iii) resolved to recommend the approval and authorization of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Tsinghua Holdings Co., Ltd. (the “Guarantor”) is delivering to the Company a limited guarantee, dated the date of this Agreement, in favor of the Company pursuant to which the Guarantor is guaranteeing certain of the obligations of Parent and Merger Sub under this Agreement (such guarantee, the “Guarantee”); and

WHEREAS, the board of directors of Parent has (i) approved the execution, delivery and performance by Parent of this Agreement and consummation of the Transactions and (ii) declared it advisable for Parent to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1            Definitions.

(a)           As used herein, the following terms have the following meanings:

“Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Laws” means the PRC Anti-Monopoly Law and all other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in (i) New York, New York, United States of America, (ii) Hong Kong Special Administrative Region, (iii) the Cayman Islands or (iv) the PRC.

“Company Employees” means all current and former employees of the Company or any of the Company Subsidiaries.

“Company Restricted Share Unit” means each outstanding restricted share unit granted under a Company Stock Plan.

“Company Stock Option” means each outstanding and unexercised option to purchase Company Ordinary Shares or ADSs granted under a Company Stock Plan.

“Company Stock Plan” means the Company’s Share Option Scheme, as amended and restated on April 1, 2008, the Company’s 2009 Share Incentive Plan and any other director or employee stock option or compensation plan or arrangement of the Company.

“Company Subsidiary” means each Person that is a Subsidiary of the Company.

“Company Termination Fee” means RMB450,000,000; provided that if this Agreement is terminated (A) by the Company pursuant to Section 9.3(a) or (B) by Parent pursuant to Section 9.4(a), in each case in connection with an Acquisition Proposal received by the Company during the Go-Shop Period, “Company Termination Fee” shall mean RMB225,000,000.

“Contract” means any contract, agreement, lease or other legally binding obligation.

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

“Export Control Laws” means all import and export laws applicable to the Company or any Company Subsidiary.

“knowledge” (i) with respect to the Company, means the actual knowledge of any of the Persons listed in Section 1.1(a) of the Company Disclosure Schedule and (ii) with respect to Parent or Merger Sub, means the actual knowledge of any of the executive officers of Parent or Merger Sub.

“Law” or “Laws” means any law, statute, code, ordinance, rule, regulation, code, edict, Order, judgment, writ, directive, circular, treaty provision, stipulation, award, injunction, decree or arbitration award, finding or other requirement, of any Governmental Entity and any order or decision of an arbitrator or arbitration panel.

“Lien” means any lien, mortgage, pledge, encumbrance, easement, security interest, right-of-way, charge or other adverse claims of third parties or restrictions of any kind, including any reversion interest, limitations on voting rights, or any options to purchase or take interest, rights of first refusal or rights of first offer of any kind.

“Made Available” means, with respect to any material, that on or prior to 12:00 noon (Shanghai Time) on November 9, 2013, a copy of such material has been (i) (A) uploaded to and made available to Parent personnel and Representatives in the electronic data room maintained by the Company and (B) reflected (including the notation of any updates) in the data room index available to Parent personnel and Representatives, or (ii) delivered by e-mail to Parent personnel or Representatives.

“Material Adverse Effect” means any fact, circumstance, event, change or effect, individually or in the aggregate, that has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole; provided that any fact, circumstance, event, change or effect resulting from any of the following shall be deemed not to constitute a “Material Adverse Effect” and shall not be taken into account in determining whether there shall have occurred a Material Adverse Effect: (A) changes in general economic, business or geopolitical conditions, in credit, financial or capital markets or in exchange rates or interest rates; (B) changes or developments in the semi-conductor industry in which the Company and the Company Subsidiaries operate; (C) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof; (D) any change in the price or trading volume of the Shares, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); (E) changes in geopolitical conditions, any outbreak or escalation of hostilities or war or any act of terrorism, or any natural or man-made disasters; (F) any suit, action or proceeding in respect of this Agreement or the Transactions brought or commenced by any shareholder of the Company (on their own behalf or on behalf of the Company) to the extent alleging a breach of fiduciary duties; (G) the announcement of this Agreement or the pendency of the Transactions, or the identity of Parent or any of its Affiliates (which for the purposes of this clause (G) alone shall include the Persons set forth in Section 1.1(b) of the Company Disclosure Schedule starting from the date hereof) as the acquiror of the Company, including the impact or effect thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries with employees, customers, suppliers or partners; (H) (x) any action taken, or failure to take action, by the Company or a Company Subsidiary in each case that Parent has in writing specifically consented to or requested or (y) the failure to take any action by the Company or a Company Subsidiary specifically prohibited by this Agreement and that Parent specifically declined to permit within a reasonable period following written request by the Company; (I) any failure by the Company and the Company Subsidiaries to meet any forward-looking statements, financial projections or forecasts (provided, that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); or (J) seasonal changes in the results of operations of the Company or any of the Company Subsidiaries; provided, that any fact, circumstance, event, change or effect referred to in the foregoing clauses (A), (C) and (E) may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such fact, circumstance, event, change or effect has a disproportionately adverse effect on the Company and the Company Subsidiaries taken as a whole, as compared to other companies operating in the PRC in the industries in which the Company and the Company Subsidiaries operate.

“Ministry of Education” means the Ministry of Education of the PRC.

“MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“Organizational Documents” means the memorandum and articles of association, certificate or articles of incorporation, bylaws or equivalent organizational documents, as applicable, of an entity other than the Company.

“Parent Termination Fee” means RMB450,000,000.

“Permitted Liens” means (i) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of the Company so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or law; (ii) zoning, building and other similar regulations by any Governmental Entity; provided that such regulations have not been materially violated; (iii) any immaterial Lien (other than Liens for indebtedness for borrowed money) that, both individually and with others, does not interfere with day-to-day operations of the business of the Company and the Company Subsidiaries; (iv) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities; provided that there is no material violation thereunder that has resulted in such limitations or restrictions; (v) statutory Liens for Taxes, assessments and other governmental levies, fees or charges imposed that are not yet due and payable, or that are being contested in good faith and by appropriate proceedings, in each case for which adequate reserves have been established; (vi) easements, covenants, conditions, restrictions and other similar matters of record affecting title to real property that do not and would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon; (vii) pledges or deposits required by applicable law to secure obligations under workers’ compensation laws or similar legislation; (viii) pledges and deposits to secure the performance of bids, trade contracts, leases (but only as to the security deposits described in the Leases), surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business and (ix) any other Liens that have been incurred or suffered by operation of law that would not, individually or in the aggregate, have a material adverse effect with respect to the Company and the Company Subsidiaries, taken as a whole or on the use or operation of the property subject thereto.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, group, Governmental Entity or other entity.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Anti-Monopoly Bureau” means the Anti-Monopoly Bureau of the Ministry of Commerce.

“PRC Anti-Monopoly Law” means the PRC Anti-Monopoly Law adopted on August 1, 2008.

“PRC Subsidiary” means all Company Subsidiaries organized under the Laws of the PRC.

“RDA Shanghai” means RDA Microelectronics (Shanghai) Co., Ltd., a limited liability company formed under the laws of the PRC and a wholly-owned subsidiary of the Company.

“Representatives” means, when used with respect to Parent, Merger Sub, the Company or any other Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of Parent, Merger Sub, the Company or any other Person, as applicable, and their respective Subsidiaries.

“Required Approvals” means the Overseas Investment Approvals and, if necessary, clearance under the PRC Anti-Monopoly Law approving the Transactions.

“RMB” means Renminbi, the lawful currency of the PRC.

“SAFE” means the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

“SAFE Circular 7” means Circular 7, issued by SAFE on February 15, 2012, titled “Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company,” or any successor rule or regulation under PRC Law.

“SAFE Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC residents Through Offshore Special Purpose Vehicles,” effective as of November 1, 2005, or any successor rule or regulation under PRC Law.

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Company, Parent or any other Person means any corporation, partnership, joint venture or other legal entity: (i) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such Person or by any one or more of such Person’s Subsidiaries; (ii) of which at least fifty percent (50%) of the equity interests is controlled by such Person by any one or more of such Person’s Subsidiaries; (iii) of which such party or any Subsidiary of such party is a general partner or (iv) that would otherwise be deemed a “Subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any similar kind, in each case in the nature of a tax; and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i).

“Tax Return” means any return, report or statement filed or required to be filed with any Governmental Authority with respect to any Tax (including any attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated, Affiliated or unitary returns for any group of entities that includes the Company or any of its Affiliates.

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“US$” or “U.S. dollar” means United States of America dollar.

(b)           Each of the following terms is defined in the Section set forth opposite such term:

Terms	Location

ADSs	Section 3.1(b)
Acceptable Confidentiality Agreement	Section 7.5(c)
Acquisition Proposal	Section 7.5(h)(i)
Affiliate Transactions	Section 4.19
Agreement	Preamble
Alternative Acquisition Agreement	Section 7.5(d)
Arbitration Rules	Section 10.12
Cancelled Restricted Shares	Section 4.3(a)
Centre	Section 10.12
Certificate of Merger	Section 2.2
Change of Recommendation	Section 7.5(d)
Closing	Section 2.2
Closing Date	Section 2.2
Companies Law	Section 2.1
Company	Preamble

Terms	Location
Company Board	Recitals
Company Disclosure Schedule	Article IV
Company Escrow Accounts	Section 9.5(b)
Company Escrow Fund	Section 9.5(b)
Company Extended Term	Section 9.2(a)
Company Licenses	Section 4.6(b)
Company M&A	Section 4.2(a)
Company Offshore Escrow Account	Section 9.5(b)
Company Offshore Escrow Agreement	Section 9.5(b)
Company Offshore Escrow Fund	Section 9.5(b)
Company Onshore Escrow Account	Section 9.5(b)
Company Onshore Escrow Agreement	Section 9.5(b)
Company Onshore Escrow Fund	Section 9.5(b)
Company Ordinary Shares	Section 3.1(b)
Company Indemnification Agreement	Section 7.6(a)
Company Intellectual Property Rights	Section 4.16(b)
Company-Owned IP Rights	Section 4.16(b)
Company Plans	Section 4.10(a)
Company Recommendation	Section 4.4
Company Requisite Vote	Section 4.4
Company Securities	Section 4.3(b)
Confidentiality Agreement	Section 7.4
Constituent Companies	Section 2.4(a)
D&O Insurance	Section 7.6(c)
Deposit Agreement	Section 3.2(i)
Depositary	Section 3.2(i)
Dispute	Section 10.12
Dissenter Rights	Section 3.1(b)
Dissenting Shareholders	Section 3.1(b)
Dissenting Shares	Section 3.1(b)
Effective Time	Section 2.2
Environmental Laws	Section 4.17(b)(i)
Environmental Permits	Section 4.17(b)(ii)
Escrow Agent	Section 9.5(b)
Exchange Act	Section 4.5(b)
Exchange Fund	Section 3.2(a)
Excluded Shares	Section 3.1(b)
Financial Advisor	Section 4.20
First Parent Escrow Fund	Section 9.5(d)
GAAP	Section 4.7(b)
Go-Shop Period	Section 7.5(a)
Go-Shop Period Commencing Date	Section 7.5(a)
Governmental Entity	Section 4.5(b)
Guarantee	Recitals

Terms	Location
Guarantor	Recitals
Hazardous Materials	Section 4.17(b)(iii)
Indemnified Parties	Section 7.6(a)
Insurance Policies	Section 4.12
Lease	Section 4.14(b)
Leased Real Property	Section 4.14(b)
Legal Proceeding	Section 4.9
Material Contract	Section 4.18(a)
Merger	Recitals
Merger Sub	Preamble
NASDAQ	Section 4.5(b)
NDRC Pre-Clearance	Section 7.2(a)
No-Shop Period	Section 7.5(b)
Notice	Section 7.5(e)(x)
Order	Section 8.1(c)
Original Termination Date	Section 9.2(a)
Overseas Investment Approvals	Section 5.4(b)
Parent	Preamble
Parent Extended Term	Section 9.2(a)
Parent Material Adverse Effect	Section 5.1
Parent Escrow Account	Section 9.5(d)
Parent Escrow Agreement	Section 9.5(d)
Parent Escrow Fund	Section 9.5(d)
Paying Agent	Section 3.2(a)
Per ADS Merger Consideration	Section 3.1(b)
Per Share Merger Consideration	Section 3.1(b)
Plan of Merger	Section 2.2
Proxy Statement	Section 4.5(b)
Release	Section 4.17(b)(iv)
Registrar	Section 2.2
SEC	Section 4.7(a)
SEC Reports	Section 4.7(a)
Second Parent Escrow Fund	Section 9.5(d)
Securities Act	Section 4.7(a)
Share	Section 3.1(b)
Share Certificates	Section 3.2(c)
Shareholders Meeting	Section 7.2(a)
Solicited Person	Section 7.5(a)
Specified Transaction	Section 8.3(d)
Superior Proposal	Section 7.5(h)(ii)
Surviving Company	Section 2.1
Takeover Statute	Section 4.22
Termination Date	Section 9.2(a)
Treasury Shares	Section 3.1(b)

Terms	Location
Uncertificated Shares	Section 3.2(c)
Willful Breach	Section 9.5(a)

Section 1.2            Interpretation; Headings.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  When reference is made to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  All capitalized terms used in any Exhibit or Schedule shall have the meaning as defined in this Agreement, unless otherwise defined therein.  The words “hereof”, “herein” and “hereunder” and words of similar import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively, such date.  Each of the parties hereto has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.  Where this Agreement specifies the payment of an amount in RMB or U.S. dollar (the “specified currency”) or its “equivalent”, the “equivalent” is a reference to the amount of U.S. dollar or RMB, as applicable, converted by utilizing the median price of the indicative RMB-US$ exchange rates (中间价) announced by the China Foreign Exchange Trading System (中国外汇交易中心) (as published on the official website of the People’s Bank of China) on the date that is five (5) Business Days immediately prior to the date that such payment is made.

ARTICLE II

THE MERGER

Section 2.1            The Merger.  Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity in the Merger and as a majority owned Subsidiary of Parent.  The Company from and after the Effective Time is hereinafter also referred to as the “Surviving Company.”

Section 2.2            Closing; Effective Time.  The closing of the Merger (the “Closing”) shall take place as soon as reasonably practicable (and in any event within ten (10) Business Days) after the satisfaction or waiver (by the party entitled to waive such conditions) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Wilson Sonsini Goodrich & Rosati P.C., Unit 1001, 10/F Henley Building, 5 Queens Road Central, Hong Kong, unless another place, date or time is agreed to by the parties hereto.  The date upon which the Closing actually occurs is herein referred to as the “Closing Date.”  On the Closing Date, the parties hereto shall cause the Merger to be consummated by executing (or in the case of Parent, causing to be executed by Merger Sub) and filing a plan of merger in substantially the form attached hereto as Exhibit A (with such changes as Parent may specify consistent with this Agreement to reflect the formation of Merger Sub as the “Merging Company” under the Plan of Merger as contemplated by Section 2.3) (the “Plan of Merger”), a certificate of good standing, a director’s declaration for each of Merger Sub and the Company and any other required certificates and documents with the Registrar of Companies of the Cayman Islands (the “Registrar”).  The Merger shall become effective upon the registration of the Plan of Merger by the Registrar (the “Effective Time”), which shall be evidenced by the issue by the Registrar of the Certificate of Merger (the “Certificate of Merger”) in respect of the Merger.  If the Registrar requires any changes to the Plan of Merger as a condition to registration or to issuing the Certificate of Merger, Parent, Merger Sub and the Company shall mutually cooperate to execute any necessary revisions incorporating such changes; provided that such changes are not inconsistent with, and do not result in any material change in, the terms of this Agreement.

Section 2.3            Formation of Merger Sub.  As promptly as reasonably practicable (but in no event later than thirty (30) days) after the date of this Agreement, Parent shall cause Merger Sub to be formed as a majority owned (directly or indirectly) exempted company under the laws of the Cayman Islands and to join this Agreement by signing a counterpart signature page hereto or by signing a joinder agreement or similar document in form reasonably satisfactory to the Company and, if appropriate to cause Merger Sub to join this Agreement, Parent and the Company also shall sign such agreement or document.  Parent shall take such actions as are necessary to cause the board of directors of Merger Sub to approve this Agreement and to cause the shareholders of Merger Sub to approve the execution, delivery and performance of this Agreement, the approval and authorization of the Plan of Merger and the consummation of the Transactions by Merger Sub and, if required, Parent shall cause the board of directors of Merger Sub to approve, and the Company Board shall approve, the Plan of Merger in the form to be filed with the Registrar as contemplated by Section 2.2 with such changes as necessary or appropriate in connection with the formation of Merger Sub and in any case consistent with the terms of this Agreement.  Notwithstanding any provision herein to the contrary, (i) the obligations of Merger Sub to perform its covenants under this Agreement, and of Parent to cause Merger Sub to take any actions, shall commence only at the time Merger Sub so joins this Agreement and (ii) each representation and warranty made by or with respect to Merger Sub shall be deemed not made until Merger Sub’s joinder of this Agreement and any references to the date of this Agreement with respect thereto shall refer to the date of Merger Sub’s joinder.

Section 2.4            Effects of the Merger.  The effects of the Merger shall be as provided in this Agreement and applicable provisions of the Companies Law.  Without limiting the generality of the foregoing, in each case with effect from the Effective Time:

(a)           the Surviving Company shall possess all the rights, assets, privileges, immunities, powers, objects, purposes and franchises, of a public as well as a private nature, of each of the Merger Sub and the Surviving Company (collectively, the “Constituent Companies”).  All assets of each of the Constituent Companies and all and every other interest therein belonging to either of the Constituent Companies shall be taken and deemed to be transferred to and vested in the Surviving Company without further act or deed; and the title to any real estate, or any interest therein, vested in either of the Constituent Companies shall not revert or be in any way impaired by reason of such Merger;

(b)           the Surviving Company shall thereupon and thereafter be responsible and liable for all claims, debts, liabilities and obligations of each of the Constituent Companies;

(c)           the Memorandum and Articles of Association of the Surviving Company shall be the memorandum and articles of association annexed to the Plan of Merger;

(d)           the register of members of the Surviving Company shall have been updated to reflect the membership of the Surviving Company; and

(e)           the initial directors and officers of the Surviving Company shall be as set forth in the Plan of Merger.

ARTICLE III

EFFECTS OF THE MERGER ON THE SHARE CAPITAL OF
THE CONSTITUENT COMPANIES

Section 3.1            Conversion of Shares.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a)           Shares of Merger Sub.  Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share of the Surviving Company.  Such ordinary shares of the Surviving Company shall be the only issued and outstanding share capital of the Surviving Company and this shall be reflected in the register of members of the Surviving Company.

(b)           Merger Consideration.  Each ordinary share of the Company of a nominal or par value of US$0.01 per share (the “Company Ordinary Shares”) issued and outstanding immediately prior to the Effective Time (each, a “Share” and collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing six (6) Company Ordinary Shares (“ADSs”), other than Excluded Shares, shall be cancelled in exchange for the right to receive three U.S. dollars and eight and one-third cents (US$3.083333) in cash per Share without interest (the “Per Share Merger Consideration”), rounded down to the nearest whole dollar for each holder of

Shares (after aggregating all Shares held by such holder).  As each ADS represents six (6) Company Ordinary Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) shall represent the right to receive eighteen U.S. dollars and fifty cents (US$18.50) in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement plus US$0.05 per ADS to reimburse the holder for the fees payable by the holder to cancel the ADS under the Deposit Agreement.

At the Effective Time, all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly.  Each Share (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 3.2(e).  For the purposes of this Agreement, “Excluded Shares” means (x) Shares (“Dissenting Shares”) owned by holders (“Dissenting Shareholders”) who have validly exercised their right to dissent from the Merger (“Dissenter Rights”) and not lost their Dissenter Rights pursuant to Section 238 of the Companies Law, (y) Treasury Shares and (z) Company Ordinary Shares held by the Depositary in the Company’s name as described in Section 4.3(a)(ii).

At the Effective Time, all Company Ordinary Shares that are held by the Company as treasury shares immediately prior to the Effective Time (“Treasury Shares”) or held by the Depositary in the Company’s name as described in Section 4.3(a)(ii) shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly.  No Per Share Merger Consideration and no other amount shall be payable in respect of the cancellation of the Treasury Shares and other Company Ordinary Shares described in the immediately preceding sentence, and such Treasury Shares and other Company Ordinary Shares shall not be deemed to be Shares for the purposes of this Agreement.

(c)           Certain Adjustments.  Notwithstanding any provision of this Article III, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, solely by reason of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be appropriately adjusted and relevant provisions of this Agreement amended to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action.

(d)           Untraceable and Dissenting Shareholders.  Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time.  A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company; (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered.  In the event that monies due to Dissenting Shareholders and shareholders who are untraceable exceeds one million U.S. dollars (US$1,000,000), such monies and any monies that are returned shall be held by the Surviving Company in a separate non-interest bearing account for the benefit of Dissenting Shareholders and shareholders who are untraceable.  Monies remaining unclaimed after a period of seven (7) years from the date of the notice of the Shareholders Meeting shall be forfeited and shall revert to the Surviving Company.  Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

Section 3.2            Exchange of Share Certificates.

(a)           Paying Agent.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company (the “Paying Agent”) selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed), for the benefit of the holders of Shares and ADSs, a cash amount in U.S. dollars in immediately available funds sufficient for the Paying Agent to make payments under Section 3.1(b) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”).

(b)           Investment of Exchange Fund.  The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in (i) short-term direct obligations of the United States of America; (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest; (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding one billion U.S. dollars (US$1,000,000,000).  Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 3.1(b) shall be returned to the Surviving Company or Parent (as directed by Parent) in accordance with Section 3.2(f).  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 3.1(b), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is maintained at a level sufficient for the Paying Agent to make such payments under Section 3.1(b).

(c)           Exchange Procedures.  Promptly after the Effective Time, the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying how the delivery of the Per Share Merger Consideration to registered holders of the Shares (other than Excluded Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree and (ii) instructions for effecting the surrender of share certificates, if any, representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.2(g)) and such other documents as may be required in exchange for the Per Share Merger Consideration.  Upon delivery to the Paying Agent of all documents required in accordance with the terms of such letter of transmittal, duly executed (including, in the case of any Shares represented by a Share Certificate, such Share Certificate or an affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.2(g)), the applicable registered holder of Shares (other than Excluded Shares), including Shares that are represented by a Share Certificate and Shares that are not represented by a Share Certificate (“Uncertificated Shares”), shall be entitled to receive in exchange for the cancellation of such Shares a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.2(g)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled.

Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than any ADSs representing any Excluded Shares) and (y) the Per ADS Merger Consideration; (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (other than holders of any ADSs representing any Excluded Shares) pro rata to their holdings of ADSs upon surrender by them of the ADSs and (iii) the Depositary shall return to the Surviving Company, or at the Surviving Company’s direction, any amounts transmitted to the Depositary pursuant to the immediately preceding clause (i) that remain with the Depositary and unclaimed by any ADS holder at the date that is twelve (12) months after the Closing Date.  Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders.

No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs.  In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for the aggregate Per Share Merger Consideration payable in respect of such Shares may be issued to such transferee, if all documents reasonably required by the Paying Agent or the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable and all other required documents are presented to the Paying Agent, accompanied by the Share Certificates (if any) that immediately prior to the Effective Time represented such Shares.

(d)           Transfer Books; No Further Ownership Rights.  The Per Share Merger Consideration and Per ADS Merger Consideration paid in exchange for the cancellation of the Shares (including Shares represented by Share Certificates and Uncertificated Shares) in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares (including Shares previously represented by Share Certificates and Uncertificated Shares), and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time.

From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time (whether represented by Share Certificates or Uncertificated Shares) shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III.

(e)           Dissenter’s Rights.  No Person who has validly exercised their Dissenter Rights pursuant to Section 238 of the Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn such Person’s written objection or lost such Person’s Dissenter Rights under the Companies Law.  If a holder of Dissenting Shares effectively withdraws its written objection or loses its Dissenter Rights under Section 238 of the Companies Law with respect to any Dissenting Shares, such Shares shall cease to be Dissenting Shares.  Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Companies Law with respect to Shares owned by such Dissenting Shareholder.  The Company shall give Parent (i) prompt notice of any written objection to the Merger or any demands for the exercise of Dissenter Rights and any other instruments served pursuant to applicable Law that are received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct or approve all negotiations and proceedings with respect to the exercise of Dissenter Rights under the Companies Law.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any dissent from the Merger or the exercise of Dissenter Rights, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(f)            Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the former holders of Shares at the date that is twelve (12) months after the Effective Time shall be delivered to or at the direction of the Surviving Company.  Any former holder of Shares who has not theretofore complied with this Article III shall thereafter look only to the Surviving Company for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article III upon due surrender of its Share Certificates, if any (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.2(g)), and any required documents, without any interest thereon.

(g)           Lost, Stolen or Destroyed Share Certificates.  In the event of any Share (other than Excluded Shares) being represented by a Share Certificate that shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed in form and substance reasonably satisfactory to the Surviving Company and, if reasonably required by the Surviving Company or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by the Surviving Company or the Paying Agent as an indemnity against any claim that may be made against it or the Surviving Company with respect to such Share Certificate, the Paying Agent or the Surviving Company, as applicable, will issue a check to such Person in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(h)           Withholding Rights.  Each of the Surviving Company, Parent and the Paying Agent, without double counting and to the extent required by applicable Tax Law, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under any applicable Tax Law.  To the extent that amounts are so withheld and timely paid over to the appropriate Governmental Entity by the Surviving Company, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Stock Options or Company Restricted Stock Units in respect to which such deduction and withholding was made by the Surviving Company or Parent, as the case may be.

(i)            Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the Deposit Agreement (the “Deposit Agreement”), dated as of November 9, 2010, by and among the Company, the Depositary and the holders and beneficial owners from time to time of ADSs issued thereunder, in accordance with its terms.

(j)            No Liability.  None of the Surviving Company, Parent, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(k)           Fair Value.  Each of Parent, Merger Sub and the Company agrees that the Per Share Merger Consideration and the Per ADS Merger Consideration represent the fair value of the Shares and ADSs for the purposes of Section 238(8) of the Companies Law.

(l)            No Further Dividends.  No dividends or other distributions with respect to share capital of the Surviving Company with a record date on or after the Effective Time shall be paid to the former holders of any Shares (regardless of whether or not such holders have surrendered such Shares).

Section 3.3            Treatment of Company Stock Options and Company Restricted Share Units.

(a)           Treatment of Company Stock Options.  At the Effective Time, each Company Stock Option that is outstanding and unexercised as of the Effective Time, whether vested or unvested, shall be cancelled and, in exchange therefore, the holder thereof shall be entitled to receive, for each Company Ordinary Share or ADS subject to such Company Stock Option, an amount determined by subtracting the exercise price applicable to such Company Stock Option from:(A) in the case of a Company Stock Option that was denominated in or exercisable for Company Ordinary Shares, the Per Share Merger Consideration and (B) in the case of a Company

Stock Option that was denominated in or exercisable for ADSs, the Per ADS Merger Consideration, less withholding of any applicable income or employment taxes.  Any Company Stock Option having a per Share exercise price, in the case of a Company Stock Option that was denominated in or exercisable for Company Ordinary Shares, equal or greater than the Per Share Merger Consideration or, in the case of a Company Stock Option that was denominated in or exercisable for ADSs, a per ADS exercise price equal or greater than the Per ADS Merger Consideration, shall be cancelled without consideration.

(b)           Treatment of Company Restricted Share Units.  At the Effective Time, each outstanding Company Restricted Share Unit shall be cancelled, with the holder of such Company Restricted Share Unit becoming entitled to receive, in full satisfaction of the rights of such holder with respect to the Company Restricted Share Unit: (A) in the case of a Company Restricted Share Unit that was denominated or settled in Company Ordinary Shares, the Per Share Merger Consideration and (B) in the case of a Company Restricted Share Unit that was denominated or settled in ADSs, the Per ADS Merger Consideration, less withholding of any applicable income or employment taxes.

(c)           Corporate Action.  At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass all resolutions and take all other actions that are reasonably necessary to effectuate the provisions of  Section 3.3(a) and (b).  Any notices, consents or other written communications to holders of Company Stock Options or Company Restricted Share Units regarding this Section 3.3 or the Transactions will be subject to the review and approval of Parent, which shall not be unreasonably withheld, conditioned or delayed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the specific section or subsection of the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (it being understood that any matter disclosed in any such specific section or subsection of the Company Disclosure Schedule will be deemed to be disclosed on any other section or subsection of the Company Disclosure Schedule to the extent that it is reasonably apparent from such disclosure that such disclosure is applicable to such other section or subsection), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1            Organization and Qualification.  Each of the Company and the Company Subsidiaries (a) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the jurisdiction of its organization and (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except, with respect to clause (b), as would not, individually or in the aggregate, (i) prevent or materially delay the consummation of the Transactions or (ii) have a Material Adverse Effect.

Section 4.2            Memorandum and Articles of Association.

(a)           The Company has Made Available to Parent a complete and correct copy of the memorandum and articles of association of the Company, as amended to date (the “Company M&A”).  The Company M&A are in full force and effect in all material respects and the Company is not in violation of any of the provisions of the Company M&A in any material respect.

(b)           The Company has Made Available to Parent, with respect to each Company Subsidiary, a complete and correct copy of its Organizational Documents as amended to date.  Each of the Organizational Documents of the Company Subsidiaries is in full force and effect in all material respects and each Company Subsidiary is not in violation of any of the provisions of its respective Organizational Documents in any material respect.

Section 4.3            Capitalization.

(a)           The authorized share capital of the Company consists of nine hundred forty million (940,000,000) Company Ordinary Shares.  As of November 8, 2013:

(i)           two hundred and eighty-nine million nine hundred and twenty-six thousand one hundred and forty-two (289,926,142) Company Ordinary Shares are issued and outstanding, of which six hundred and sixty-one thousand six hundred and fourteen (661,614) shares (the “Cancelled Restricted Shares”) that have been converted from restricted shares into ADSs will be cancelled for no consideration prior to the Closing Date;

(ii)          nine million three hundred and seventy-eight thousand six hundred and sixty-six (9,378,666) Company Ordinary Shares have been issued to the Depositary and are being held in the Company’s name pending allocation upon exercise of any Company Stock Option or Company Restricted Share Unit granted pursuant to the Company Stock Plan, all of which are included in the 289,926,142 Company Ordinary Shares set forth in subclause (i) above;

(iii)         fourteen million four hundred and fifty-five thousand eight hundred and ninety (14,455,890) Company Ordinary Shares are subject to outstanding Company Stock Options; and

(iv)        nine hundred and four thousand five hundred and fifty-four (904,554) Company Restricted Share Units are outstanding.

Since the close of business on November 8, 2013, the Company has not issued or granted any shares of its capital stock or any other Company Securities, except for issuances of shares upon the exercise or settlement of Company Securities outstanding as of November 8, 2013.

(b)           Except as set forth above, as of the date of this Agreement, (i) there are no outstanding (A) shares or other voting securities of the Company; (B) securities of the Company convertible into or exchangeable for shares or voting securities of the Company or (C) options, warrants, rights or other commitments or agreements to acquire from the Company, or obligations of the Company to issue, any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of the Company (the items in clauses (A), (B) and (C) are referred to collectively as “Company Securities”) and (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities.  As of the date of this Agreement, all outstanding Shares are, and all Shares that may be issued pursuant to the exercise of Company Stock Options outstanding will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable, and not subject to preemptive rights.

(c)           The Company has Made Available to Parent a true and correct list (except for any changes resulting from exercise of any Company Stock Options or vesting as required by the terms thereof of any Company Restricted Share Units after November 8, 2013) that sets forth, as of the date hereof, (i) all holders of Company Stock Options and Company Restricted Share Units; (ii) the date of grant; (iii) the number of Shares subject to each such Company Stock Option and Company Restricted Share Unit award and, in the case of Company Stock Options, the number of shares vested and unvested; (iv) the price per share at which such Company Stock Option may be exercised; and (vi) the Company Stock Plan pursuant to which the Company Stock Option and Company Restricted Share Unit award was granted.  Each Company Stock Option and Company Restricted Share Unit award may, by its terms or the terms of the Company Stock Plan pursuant to which it was issued, be treated at the Effective Time as set forth in Section 3.3.

(d)           Each of the Company Subsidiaries, as of the date of this Agreement, together with the jurisdiction of organization of each such Company Subsidiary, is listed on Section 4.3(d) of the Company Disclosure Schedule.  All of the issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries are owned by the Company or another wholly-owned Company Subsidiary, free and clear of all Liens except Permitted Liens.  Each of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries (other than the PRC Subsidiaries) is duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent applicable).  Except as set forth in Section 4.3(d) of the Company Disclosure Schedule, the registered capital of each PRC Subsidiary has been fully paid up within the prescribed time.  There are no options, warrants, convertible securities or other rights, agreements or commitments, in each case issued by the Company or any Company Subsidiary, relating to the issuance, transfer, sales, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) of any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiary.  As of the date of this Agreement, except for the Company Subsidiaries, the Company does not own or control, directly or indirectly, or otherwise through any contractual arrangement, any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any other Person, including any variable interest entity.

(e)           Other than the Deposit Agreement, there are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting, transfer or registration of any Shares or other equity interest of the Company or any Company Subsidiary or granting any Person the right to elect, or to designate or nominate for election, a director to the Company Board or the board of directors (or equivalent body) of any Company Subsidiary.

Section 4.4            Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Requisite Vote, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on behalf of the Company, including the Company Board, and no other corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize this Agreement or to consummate any of the Transactions, subject, in the case of the consummation of the Merger, to the approval and authorization of this Agreement and the Plan of Merger by the Company Requisite Vote.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).  The Company Board, at a duly called and held meeting at which all directors were present, has unanimously (a) approved and declared advisable this Agreement and the Transactions; (b) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders; (c) directed that this Agreement and the Plan of Merger be submitted to the Company’s shareholders for approval and authorization at the Shareholders Meeting and (d) recommended that the shareholders of the Company approve and authorize this Agreement and the Plan of Merger (collectively, the “Company Recommendation”).  The only vote of the holders of any class or series of share capital of the Company necessary to approve and authorize this Agreement, the Plan of Merger and the Transactions is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in Person or by proxy as a single class at the Shareholders Meeting at which a quorum is present (the “Company Requisite Vote”).

Section 4.5            No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions do not and will not (i) conflict with or violate the Company M&A or any of the Organizational Documents of the Company Subsidiaries; (ii) assuming all consents, approvals, authorizations and other actions described in  Section 4.5(b) have been obtained or taken, the Company Requisite Vote has been obtained and all filings and obligations described in  Section 4.5(b) have been made or satisfied, conflict with or violate any Law or Order applicable to the Company or any Company Subsidiary or by which any of their respective properties or assets are bound or affected or (iii) result in any breach or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties or assets are bound or affected, except, in the case of clause (ii) and (iii), for any violation, breach, default, loss of benefit, giving rise to right of termination, cancellation, amendment or acceleration that would not, individually or in the aggregate, (A) prevent or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect.

(b)           Other than filings and/or notices required for (i) compliance with the applicable requirements of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) (including the furnishing of a Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”)); (ii) compliance with the rules and regulations of The NASDAQ Stock Market LLC (“NASDAQ”) and (iii) the filing of the Plan of Merger and related documentation with the Registrar and the publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Law, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from any United States, PRC, national, federal, state, local or municipal, international, multinational or provincial, or other governmental, regulatory, legislative, executive, administrative or judicial authority, agency, court or other body, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official and any self-regulatory organization, including NASDAQ (each, a “Governmental Entity”), except for the filings and receipt, termination or expiration, as applicable, of such approvals or waiting periods as may be required under Antitrust Laws in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions and except where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity would not, individually or in the aggregate, (A) prevent or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect.

Section 4.6            Compliance.

(a)           The Company and the Company Subsidiaries are, and since January 1, 2012 have been, in compliance in all material respects with all Laws applicable to the Company or any Company Subsidiary or by which any property, asset or right of the Company or any Company Subsidiary is bound.  Except as set forth in Section 4.6(a) of the Company Disclosure Schedule, as of the date of this Agreement, no investigation, charge, assertion or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened.

(b)           The Company and the Company Subsidiaries have all permits, licenses, authorizations, exemptions, certificates, Orders, consents, approvals, registrations, clearances and franchises from Governmental Entities necessary for the Company and each Company Subsidiary to lawfully own, lease and operate their respective properties and assets, and to carry on and lawfully operate their respective businesses, the lack of which would, individually or in the aggregate, have a Material Adverse Effect (the “Company Licenses”).  All Company Licenses are in full force and effect and will remain in full force and effect notwithstanding, and will not be adversely affected by, the Merger and the consummation of the other Transactions.  To the knowledge of the Company, each employee and Affiliate of the Company or any Company Subsidiary that is a beneficial owner of Shares, has complied with the registration and/or reporting requirements of SAFE Circular 75, if applicable, except as would not, individually or in the aggregate, (i) prevent or materially delay the consummation of the Transactions or (ii) have a Material Adverse Effect.

(c)           The Company and, to the knowledge of the Company, all holders of Company Stock Options and Company Restricted Share Units who are PRC residents have complied with the reporting and/or registration requirements under SAFE Circular 7, if applicable, with respect to the

Company Stock Plans, the Company Stock Options and the Company Restricted Share Units, except as would not, individually or in the aggregate, (i) prevent or materially delay the consummation of the Transactions or (ii) have a Material Adverse Effect.

Section 4.7            SEC Reports; Financial Statements.

(a)           Since October 21, 2010, the Company has timely filed or furnished all forms, reports, statements, schedules, certifications and other documents required to be filed by it with or furnished to the United States Securities and Exchange Commission (the “SEC”), including those filed by the Company with the SEC subsequent to the date of this Agreement, and any amendments to any of the foregoing (collectively, the “SEC Reports”).  As of its filing date (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such amendment or superseding filing), each of the SEC Reports complied (or, if filed or furnished after the date of this Agreement, will comply) as to form in all material respects with the applicable requirements of the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act, as the case may be, each as in effect on the date so filed or amended and (ii) none of the SEC Reports contained (or, if filed or furnished after the date of this Agreement, will contain) any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the Company Subsidiaries is currently or, since October 21, 2010, has been required to file any forms, schedules, statements, reports or other documents with the SEC.  As of the date of this Agreement, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC comment, nor, to the knowledge of the Company, is the SEC or any other Governmental Entity conducting any investigation or review of any SEC Reports.  The Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act.

(b)           The consolidated financial statements (including all related notes and schedules) of the Company and the Company Subsidiaries included in the SEC Reports present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the periods set forth therein (subject, in the case of the unaudited statements, to normal year-end adjustments the effect of which, individually or in the aggregate, is not material), and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any off balance sheet arrangement (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(c)           The Company maintains internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company has established and maintains disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act designed to ensure that information required to be disclosed by the Company in the reports it files under the Exchange Act is communicated to the Company’s chief executive officer and chief financial officer

(or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure.  Neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data.  To the Company’s knowledge, there is, and since January 1, 2010, there has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company.

(d)           Each of the Company and each of the Company Subsidiaries is, and has at all times been, in compliance in all material respects with all Export Control Laws.  Without limiting the foregoing: (i) each of the Company and each of the Company Subsidiaries has obtained all material export licenses and other approvals required for its exports of products and technologies required by any Export Control Law and all such approvals and licenses are in full force and effect; (ii) each of the Company and each of the Company Subsidiaries is in compliance in all material respects with the terms of such applicable export licenses or other approvals; (iii) as of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened claims against the Company or any Company Subsidiary with respect to such export licenses or other approvals and (iv) as of the date of this Agreement, there are no actions, conditions or circumstances pertaining to the Company’s or any Company Subsidiary’s export transactions that would reasonably be expected to give rise to any material future actions against the Company or any Company Subsidiary.

(e)           The Company’s and all Company Subsidiaries’ total annual sales into the United States as of the Company’s most recently completed fiscal year is not greater than seventy million nine hundred thousand U.S. dollars (US$70,900,000).  The Company does not hold (directly or through any Company Subsidiaries) any assets located in the United States, other than investment assets or securities of another person having an aggregate fair market value of no more than seventy million nine hundred thousand U.S. dollars (US$70,900,000).

(f)            Except (i) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of September 30, 2013, which will be included in the quarterly earnings release for the third quarter of 2013 as set forth in Section 4.7(f)(i) of the Company Disclosure Schedule to be filed with the SEC under Form 6-K promptly after the date hereof; (ii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2013; (iii) for liabilities or obligations incurred since June 30, 2013 pursuant to, or in connection with, the Transactions; or (iv) as set forth on Section 4.7(f)(iv) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured or otherwise that would be material to the Company and the Company Subsidiaries, taken as a whole.

(g)           Neither the Company nor any Company Subsidiary nor any director, officer or employee of the Company or any Company Subsidiary, or to the knowledge of the Company, any agent, Affiliate, consultant, intermediary, distributor, or any other representative of the Company or any Company Subsidiary in the course of its actions for, or on behalf of, the Company or any Company Subsidiary, has, directly or indirectly, taken any action or failed to take any action that would constitute a violation by such persons or by the Company or any Company Subsidiary of any applicable anti-bribery or anti-corruption Law other than the FCPA (defined below).  To the knowledge of the Company, neither the Company nor any Company Subsidiary nor any director, officer, agent, employee, Affiliate, consultant, intermediary, distributor, or any other representative of the Company or any Company Subsidiary in the course of its actions for, or on behalf of, the Company or any Company Subsidiary, has, directly or indirectly, taken any action or failed to take any action that would constitute a violation by such persons or by the Company or any Company Subsidiary of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder (the “FCPA”).  The Company and each of the Company Subsidiaries have established reasonable internal controls and procedures intended to ensure compliance with the FCPA and all other applicable anti-bribery or anti-corruption laws.  There have never been any false or fictitious entries made in the books, records or accounts of the Company or any Company Subsidiary relating to any illegal payment or secret or unrecorded fund, and neither the Company, nor any of Company Subsidiary, has established or maintained a secret or unrecorded fund.

Section 4.8            Absence of Certain Changes or Events.  Except (i) as would not be reasonably likely to have a Material Adverse Effect or (ii) in connection with this Agreement and the Transactions, from September 30, 2013 through the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its business in all material respects in the ordinary course of business.  Except as set forth in Section 4.8 of the Company Disclosure Schedule, from September 30, 2013 through the date of this Agreement there has not been (a) any Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any of the Company Subsidiaries’ capital stock, except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary and the cash dividend of $0.10 per ADS paid on September 20, 2013; (c) any redemption, repurchase or other acquisition of any shares of capital stock of the Company or any of the Company Subsidiaries (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless or net exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options and Company Restricted Share Units) pursuant to the terms of a Company Stock Plan); (d) any material change by the Company in its accounting principles; (e) with respect to the Company or any Company Subsidiary, any election, change or revocation of any material election relating to Taxes, any release, assignment, settlement or compromise of any material Tax liability or surrender of any material refund, or any material change to any of methods of reporting income or deductions for Tax purposes; (f) any material increase not in the ordinary course of business in the compensation or benefits payable or to become payable to any officer or employee of the Company or any Company Subsidiary; (g) any adoption of, resolution to approve or petition or similar proceeding or Order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries or (h) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 4.9            Absence of Litigation.  As of the date of this Agreement, there are no material suits, claims, actions, proceedings, hearings, arbitrations, mediations, investigations, demand letters or any other judicial or administrative proceedings, in Law or equity (each, a “Legal Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties, or any executive officer or director of the Company or any Company Subsidiary.  As of the date of this Agreement, neither the Company nor any Company Subsidiary nor any of their respective properties is or are subject to any material Order or material regulatory restriction of a Governmental Entity.

Section 4.10          Employee Benefit Plans.

(a)           Section 4.10(a) of the Company Disclosure Schedule lists all material written or oral employee benefit and compensation plans, agreements or arrangements maintained by the Company and/or any of the Company Subsidiaries, or to which the Company and/or any of the Company Subsidiaries contributes or is a party as of the date hereof, or with respect to which the Company and/or any of the Company Subsidiaries could have any direct or indirect liability (the “Company Plans”).

(b)           With respect to each Company Plan, the Company has Made Available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof and, in the case of employment agreements other than those Made Available to Parent, a form has been Made Available to Parent and such employment agreements do not deviate from that form in any material respect), including all amendments thereto, and (i) all communications material to any Company Employee relating to any Company Plan and any proposed Company Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any material liability to the Company and (ii) all material correspondence to or from any Governmental Entity relating to any Company Plan.

(c)           Except as otherwise specifically provided in this Agreement regarding the Company Stock Options and Company Restricted Share Units and except as individually or in the aggregate would not reasonably be expected to result in material liability, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment), will (i) result in any payment (whether severance or otherwise) becoming due under any of the Company Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Plans; (iii) result in any acceleration of the time of payment or vesting of any such benefits or forgiveness of indebtedness with respect to any Company Employee; (iv) directly or indirectly cause the Company or any Subsidiary to transfer or set aside any assets to fund any benefits under any Company Plan; (v) otherwise give rise to any liability under any Company Plan; or (vi) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(d)           Except as individually or in the aggregate would not result in material liability, (i) each Company Plan has been operated in accordance with its terms and applicable Law; (ii) to the knowledge of the Company, no circumstance, fact or event exists that could result in any default under or violation of any Company Plan, and no litigation, suit, claim, action, audit, proceeding or investigation is pending or threatened with respect to any Company Plan; and (iii)

unpaid amounts attributable to any such Company Plan for any period prior to the Closing Date have been or will be accrued on the Company’s consolidated financial statements in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters.

(e)           Except as set forth in Section 4.10(e) of the Company Disclosure Schedule, since December 22, 2007, to the knowledge of the Company, neither the Company nor any Company Subsidiary has had any current or former employee that is or was, as applicable, located in the United States or who is or was subject to U.S. Taxes.

(f)            Except as individually or in the aggregate would not reasonably be expected to result in material liability, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened against or with respect to any such Company Plan, including any audit or inquiry by any Governmental Entity.

(g)           Neither the Company nor any Company Subsidiary has any material unfunded or underfunded liability or other obligation under any Company Plan.

Section 4.11          Labor and Employment Matters.

(a)           Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company or any Company Subsidiary.  No employees of the Company or any Company Subsidiary are represented by any labor union or other labor organization with respect to their employment with the Company or any Company Subsidiary, other than as required by PRC Laws with respect to the PRC Subsidiaries.  Except those that would not, individually or in the aggregate, have a Material Adverse Effect, there are no (i) unfair labor practice complaints pending against the Company or any Company Subsidiary before any labor relations tribunal or authority and (ii) there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the knowledge of the Company, threatened in writing against or involving the Company or any Company Subsidiary.  There is no obligation to inform, consult with or obtain consent from any labor union, employee representatives or other representative bodies in order to consummate the Transactions.

(b)           As of the date of this Agreement, there are no complaints, charges or claims against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened that could be brought or filed with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ any individual that, if adversely determined, would, individually or in the aggregate, result in a Material Adverse Effect.

Section 4.12          Insurance.  The Company and each Company Subsidiary maintains insurance policies against all material risks of a character and in such amounts as are customarily insured against by similarly situated companies in the PRC of the same size and in the same or similar business and as necessary to comply with applicable Law.  Section 4.12 of the Company Disclosure Schedule sets forth a true and complete list of all material insurance policies (such material insurance policies, the “Insurance Policies”) in effect on the date of this Agreement maintained by the Company or any Company Subsidiary.  Each of the Insurance Policies is in full force and effect, and all premiums due thereon have been paid in full.  None of the Insurance Policies will terminate or lapse, or be affected in any other adverse manner, by reason of the Transactions.  As of the date of this Agreement, neither the Company nor any Company Subsidiary has received notice of (i) default under any Insurance Policy; (ii) pending or threatened termination or cancellation, coverage limitation or reduction or premium increase with respect to any Insurance Policy or (iii) refusal of any coverage or rejection of any claim under any Insurance Policy.

Section 4.13          Personal Property and Assets.  Each of the Company and each Company Subsidiary has good title to all of their respectively owned material tangible personal properties as necessary to conduct their respective businesses as currently conducted, free and clear of all Liens (except for Permitted Liens), assuming the timely discharge of all obligations owing under or related to the personal property.  The material machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are (i) usable in the ordinary course of business and, in all material respects, are adequate and suitable for the uses to which they are being put and (ii) are in good and working order, reasonable wear and tear and immaterial defects excepted.  No representation is made under this Section 4.13 with respect to any real property, intellectual property or intellectual property rights.

Section 4.14          Real Property.

(a)           Neither the Company nor any Company Subsidiary owns any real property or interests in real property in fee.

(b)           Section 4.14(b) of the Company Disclosure Schedule sets forth a true and complete list of (I) all real property leased, subleased, licensed, or otherwise occupied by the Company or any Company Subsidiary (collectively, the “Leased Real Property”) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, and (II) all leases, subleases, licenses and other agreements for the use or occupancy of the Leased Real Property (individually, a “Lease” and, collectively, the “Leases”), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto.  The Company has Made Available complete and correct copy of each such Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto).  Except for matters that, individually or in the aggregate, would not have a material impact on the Company and the Company Subsidiaries, taken as a whole, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, (ii) the Company’s or a Company Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, (iii) neither the Company or any Company Subsidiary nor any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, and (iv) the Company has not received, as of the date of this Agreement, any notice in writing from any Person that such Person intends to terminate any Lease.  The Merger will not affect the enforceability against any Person of any Lease or any rights of the Company or any Company Subsidiary under any Lease or otherwise with respect to any Leased Real Property.

(c)           Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) to the knowledge of the Company, each parcel of Leased Real Property is in compliance with all existing Laws applicable to such Leased Real Property, and (ii) neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending and, to the knowledge of the Company, there are no such proceedings threatened, affecting any portion of the Leased Real Property.

Section 4.15          Tax Matters.  The Company and each of the Company Subsidiaries (i) have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them; (ii) all such Tax Returns are true, correct and complete in all material respects; (iii) have timely paid all taxes that are shown as due on such filed Tax Returns; (iv) no claim has been made by any Governmental Entity in any jurisdiction where the Company or the Company Subsidiaries do not file Tax Returns that the Company or any of the Company Subsidiaries may be subject to Tax by that jurisdiction; and (v) there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any Company Subsidiary.  Except as set forth in Section 4.15 of the Company Disclosure Schedule, as of the date hereof, there are not pending or, to the knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters that would have a Material Adverse Effect.

Section 4.16          Intellectual Property.

(a)           Section 4.16(a) of the Company Disclosure Schedule contains (i) a list of (A) all issued patents and pending patent applications, (B) tradenames, registered and unregistered trademarks and service marks, (C) applications and registrations of copyrights, (D) domain names, social media accounts, and (E) databases, each comprising Company-Owned IP Rights; (ii) the details and status of all registrations and applications for each of the foregoing; and (iii) a list of all software (other than mass-marketed software) owned or used by the Company or any Company Subsidiaries.

(b)           Except as set forth on Section 4.16(b) of the Company Disclosure Schedule, the Company and the Company Subsidiaries own and possess all right, title and interest, free and clear of all Liens (other than license agreements executed in the ordinary course of business consistent with industry practices and Permitted Liens), or have valid and enforceable license rights under all patents, patent applications, trademarks, service marks, tradenames, copyrights, databases, mask works, domain names, social media accounts and other intellectual or industrial property rights that (i) the Company or Company Subsidiaries purport to have any ownership interest in and/or (ii) are used or exploited in the business of the Company or Company Subsidiaries (collectively, the “Company Intellectual Property Rights”).  Any of the aforementioned intellectual or industrial property rights that the Company or Company Subsidiaries purport to have any ownership interest in are hereinafter referred to as “Company-Owned IP Rights.”

(c)           To the knowledge of the Company, the conduct of the businesses of the Company or the Company Subsidiaries (including without limitation the commercialization and exploitation of the products and services of the Company or the Company Subsidiaries) has not and does not infringe, misappropriate, or otherwise violate any intellectual property of any third party, and there are no unresolved claims or written notices or communications of any asserted or threatened claims alleging that the Company or any of the Company Subsidiaries (including without limitation the commercialization and exploitation of the products and services of the Company or the Company Subsidiaries) are infringing, misappropriating, or otherwise violating any intellectual property of any third party, except in each case or in the aggregate, which would not have a Material Adverse Effect.

(d)           The Company and the Company Subsidiaries take and have taken commercially reasonable actions to protect (i) the integrity and security, as applicable, of the software, databases, systems, networks and Internet websites that they own or are licensed to use and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any other Person, and (ii) the confidentiality and value of their trade secrets and other know-how.

(e)           Except as set forth on Section 4.16(e) of the Company Disclosure Schedule, (i) there is not pending against the Company or any of the Company Subsidiaries, nor to the Company’s knowledge do there exist any reasonable grounds to believe that there exists any basis for, any Legal Proceeding by any third party contesting the use, validity, enforceability, ownership or other right, title or interest of any Company-Owned IP Rights; (ii) to the Company’s knowledge, all patent rights within the Company-Owned IP Rights and applications therefor have been duly filed or registered (as applicable) with the applicable Governmental Entity or other applicable person, have been maintained, including the submission of all necessary filings and fees in accordance with the legal, administrative and other requirements, and have not lapsed, expired or been abandoned; (iii) to the Company’s knowledge, no Company-Owned IP Right has been infringed, misappropriated, unlawfully used or otherwise violated by any third party; (iv) to the Company’s knowledge, there is no unauthorized use, disclosure, misappropriation or other violation of any Company-Owned IP Right by any current or former officer, manager, director, stockholder, member, employee, consultant or independent contractor of the Company or the Company Subsidiaries; (v) no Company-Owned IP Right (or any tangible embodiment thereof) is subject to any outstanding Order and are not subject to any Contract that restricts or limits the use, transfer, delivery or licensing thereof by the Company or any Company Subsidiary.

(f)            To the Company’s knowledge, the Company has not incorporated into or used in the delivery of any product or service of the Company or the Company Subsidiaries any software distributed as “open source software” or under a similar licensing or distribution model (“Open Source Software”) in any manner that would (i) create, or purport to create, obligations with respect to Company Intellectual Property Rights or grant, or purport to grant, to any third party, any rights or immunities under any Company Intellectual Property Rights or (ii) impose any material limitation, restriction or condition on the right of the Company to use or distribute any Company Intellectual Property.  With respect to any Open Source Software that is or has been used by the Company or the Company Subsidiaries in any way, the Company and the Company Subsidiaries have been and are in compliance with all applicable licenses with respect thereto.

(g)           Except as set forth on Section 4.16(g) of the Company Disclosure Schedule, (i) neither the Company nor the Company Subsidiaries have entered into any Contract or other arrangement to indemnify any person against any charge of infringement, misappropriation, unauthorized use or other violation of any intellectual property, and (ii) there are no material royalties, fees or other amounts payable by the Company or the Company Subsidiaries to any person by reason of the ownership, use, sale or disposition of intellectual property (or any tangible embodiment thereof).

(h)           Except as set forth on Section 4.16(h) of the Company Disclosure Schedule, neither the Company nor the Company Subsidiaries nor any Affiliates of the Company or any of the Company Subsidiaries has entered into any covenant not to compete or contract or other arrangement restricting the business activities of the Company or any Company Subsidiary in any market, field or geographical area or with any person.

(i)            Except as set forth on Section 4.16(i) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby nor the consummation of any of the Transactions will, as a consequence of any Contract to which the Company or any Company Subsidiary is a party, contravene, conflict with or result in any limitation on the Company’s or any Company Affiliate’s (which includes Parent and its Subsidiaries after the Closing) right, title or interest in or to any intellectual property or industrial rights.

(j)            All current and former officers and employees of the Company or the Company Subsidiaries have executed and delivered to the Company an agreement regarding the protection of proprietary information and that in each case under applicable law duly and validly assigns to the Company all intellectual property or industrial rights arising from services performed during their employment by the Company or the Company Subsidiaries, except for any failure to so execute and deliver that would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the right and ability of the Company and/or the Company Subsidiaries to commercialize any of its or their products or services, the form of which has been Made Available to Parent.  All current and former consultants and independent contractors to the Company or the Company Subsidiaries have executed and delivered to the Company an agreement in the form Made Available to Parent regarding the protection of proprietary information and that in each case under applicable law duly and validly assigns to the Company all intellectual property or industrial rights arising from services performed for the Company or any of the Company Subsidiaries by such persons, except for any failure to so execute and deliver that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the right or ability of the Company and/or the Company Subsidiaries to commercialize any of its or their products or services.  Except as set forth in Section 4.16(i) of the Company Disclosure Schedule, to the Company’s knowledge, no such officer, employee or independent contractor is in material violation of any term of any patent disclosure agreement or employment contract or any other contract or agreement relating to the relationship of any such officer, employee or independent contractor with Company or the Company Subsidiaries.

Section 4.17          Environmental Matters.

(a)           The Company and each of the Company Subsidiaries are now and have been in compliance with all applicable Environmental Laws, and possess and are now and have been since

January 1, 2011 in compliance with all applicable Environmental Permits necessary to operate the business as presently operated, other than any non-compliance or lack of Environmental Permits that would not, individually or in the aggregate, have a Material Adverse Effect.  To the knowledge of the Company, neither the Company nor any Company Subsidiary has Released any Hazardous Materials at any property currently or formerly owned or operated by the Company or any Company Subsidiary and, to the knowledge of the Company, there have been no Releases by any other Person of Hazardous Materials at or on any property currently or formerly owned or operated by the Company or any Company Subsidiary, except for releases that would not have, individually or in the aggregate, a Material Adverse Effect.  Except as would not have, individually or in the aggregate, a Material Adverse Effect, there are no Legal Proceedings pending or, to the knowledge of the Company, threatened in writing with respect to the Company or a Company Subsidiary under any Environmental Law.

(b)           For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)           “Environmental Laws” means all Laws relating to (A) Releases or threatened Releases or Hazardous Materials; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials; or (C) protection of the environment.

(ii)          “Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws.

(iii)         “Hazardous Materials” means any substance or waste defined and regulated as hazardous, acutely hazardous or toxic under applicable Environmental Laws.

(iv)        “Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

Section 4.18          Contracts.

(a)           Except for (A) this Agreement, (B) Contracts filed as exhibits to the SEC Reports and (C) as set forth in Section 4.18(a) of the Company Disclosure Schedule, as of the date hereof, none of the Company or the Company Subsidiaries is a party to or bound by any Contracts that:

(i)           would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)          would be required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act;

(iii)         relate to a joint venture, partnership, limited liability company or other similar agreement or arrangement, or relate to the formation, creation, operation, management or control of any partnership or joint venture or variable interest entity that is material to the Company and the Company Subsidiaries, taken as a whole;

(iv)        relate to indebtedness for borrowed money having an outstanding amount in excess of seven hundred and fifty thousand U.S. dollars (US$750,000), other than any indebtedness between or among any of the Company and any Company Subsidiary;

(v)         involve the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person for aggregate consideration under such Contract (or series of related Contracts) in excess of ten million U.S. dollars (US$10,000,000) for which a binding agreement has been entered into but has not been closed or consummated (other than acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business);

(vi)        prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any Company Subsidiary, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of any guaranty by the Company or any Company Subsidiary;

(vii)       contain provisions that prohibit the Company or any Company Subsidiary from competing or freely engaging in any line of business or grant a right of exclusivity to any Person that prevents the Company or a Company Subsidiary from entering any territory, market or field anywhere in the world;

(viii)      any Contract pursuant to which the Company or any Company Subsidiary has provided funds to or made any loan, capital contribution or other investment in, or assumed, guaranteed or agreed to act as a surety in excess of seven hundred and fifty thousand U.S. dollars (US$750,000) with respect to any liability of any Person that is neither the Company nor any Company Subsidiary;

(ix)        any Contract for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company or any Company Subsidiary, or for the purchase of any debt or equity security or other ownership interest of any person under which there are material rights or obligations outstanding;

(x)         any Contract that grants the other party or any third person “most favored nation” or similar status, any type of special discount rights, or any right of first refusal, first notice or first negotiation, in a manner that individually or in the aggregate is material to the Company and Company Subsidiaries, taken as a whole;

(xi)        any Contract with any labor union;

(xii)       any Contract with any officer or director of the Company or any Company Subsidiary, any record or beneficial owner of five percent (5%) or more of the voting securities of the Company, or any Affiliate or family member of any such officer, director or record or beneficial owner under which there are material rights or obligations outstanding;

(xiii)      any other Contract not made in the ordinary course of business that (A) involves a future or potential liability or receivable, as the case may be, in excess of ten million

U.S. dollars (US$10,000,000) on an annual basis or (B) is material to the business, operations, assets, financial condition, results of operations or prospects of the Company and the Company Subsidiaries, taken as a whole;

(xiv)      Any Contract that is required to be listed on Section 4.18(a) of the Company Disclosure Schedule pursuant to any of subparagraphs (a)(i) through (xiii) above that requires consent to or otherwise contains a provision relating to a “change of control;” or

(xv)       all Contracts under which the Company or the Company Subsidiaries (1) acquired any right, title or interest in, under or to any Company Intellectual Property Rights (other than (A) standardized non-exclusive licenses that are available to the public generally and were obtained by the Company or Company Subsidiaries in the ordinary course of business and (B) agreements between the Company or the Company Subsidiaries and its and their respective employees, consultants and independent contractors that duly and validly under applicable laws assign to the Company or the Company Subsidiaries all intellectual property or industrial rights arising from services performed for the Company or the Company Subsidiaries, the forms of which have been Made Available to Parent) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, and (2) granted to any third party any right, title or interest in (other than pursuant to non-exclusive licenses that are publically available), under or to any Company Intellectual Property Rights material to the business of the Company and the Company Subsidiaries, taken as a whole.

Each such Contract described in clauses (i) to (xv) above is referred to herein as a “Material Contract.”  The Company has Made Available to Parent true and correct copies of all such Material Contracts (including all amendments thereto).

(b)           Except as would not likely have, individually or in the aggregate, a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or a Company Subsidiary subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity and in full force and effect; (ii) no event or condition exists that constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or any Company Subsidiary under any Material Contract; (iii) as of the date of this Agreement, no other party to any such Material Contract is, to the knowledge of the Company, in default in any respect thereunder, and (iv) to the knowledge of the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any person that such person intends to terminate any Material Contract.

Section 4.19          Affiliate Transactions.  Except as set forth on Section 4.19 of the Company Disclosure Schedule, there are no Contracts, transactions, indebtedness or other agreements or arrangements (including any direct or indirect ownership interest in any property or assets used in or necessary for use in the conduct of business by the Company or any Company Subsidiary) between the Company or any Company Subsidiary, on the one hand, and (a) any officer or director of the Company or any Company Subsidiary, (b) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company, or (c) any Affiliate or family member of any such officer, director or record or beneficial owner, on the other hand (collectively, “Affiliate Transactions”).

Section 4.20          Opinion of Financial Advisor.  Morgan Stanley Asia Limited (the “Financial Advisor”) has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, the Per Share Merger Consideration to be received by the holders of the Shares and the Per ADS Merger Consideration to be received by the holders of ADSs in the Merger (in each case, other than holders of Excluded Shares, including Excluded Shares represented by ADSs) is fair, from a financial point of view, to such holders.  A copy of such written opinion has been or will be delivered to Parent promptly following receipt thereof by the Company Board, for informational purposes only.

Section 4.21          Brokers.  Except as set forth on Section 4.21 of the Company Disclosure Schedule, the fees and expenses of which will be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s, advisory or other fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.  The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 4.22          Takeover Statute.  The Company is not a party to any shareholder rights plan or “poison pill” agreement.  No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”), or any similar anti-takeover provision in the Company M&A, is applicable to the Company, the Shares, this Agreement, the Merger or any of the other Transactions.

Section 4.23          No Additional Parent Representations.  Except for the representations and warranties set forth in Article V, the Company acknowledges and agrees that neither Parent nor Merger Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, any of their respective Subsidiaries or their respective business, operations, condition (financial or otherwise) or any other matter or with respect to any other information provided to the Company or any of its Affiliates or Representatives, and that any such other representations and warranties are expressly disclaimed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT
AND MERGER SUB

Parent and Merger Sub (when established) hereby, jointly and severally, represent and warrant to the Company that:

Section 5.1            Organization.  Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the People’s Republic of China.  A majority of the issued and outstanding share capital of Parent is owned, directly or indirectly, by the Guarantor.  Merger Sub, when established by Parent will be an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands.  Upon its formation, a majority of the issued and outstanding share capital of Merger Sub will be owned, directly or indirectly, by Parent.  No direct or indirect holder of equity interest in Merger Sub is an Affiliate of the Company.  Each of Parent and Merger Sub has the requisite corporate power and authority to own, operate and lease its properties and to carry on its business, except where the failure to have such power or authority would not, individually or in the aggregate, have a Parent Material Adverse Effect.  For purposes of this Agreement, a “Parent Material Adverse Effect” means any event, change, occurrence or effect that would, or would reasonably be expected to, prevent or materially impede the ability of Parent or Merger Sub to consummate the Transactions in accordance with this Agreement.

Section 5.2            Authority.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action by the boards of directors of Parent and Merger Sub and have been duly and validly authorized by all necessary actions by the shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at Law).

Section 5.3            Operation of Merger Sub.  Merger Sub will be formed solely for the purpose of engaging in the Transactions, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and capitalization or pursuant to this Agreement or in connection with the Merger and the other Transactions.  Merger Sub will not have any Subsidiaries.

Section 5.4            No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance of this Agreement by Parent and Merger Sub do not and will not (i) conflict with or violate the respective Organizational Documents of Parent or Merger Sub; (ii) assuming that all consents, approvals, authorizations and other actions contemplated by Section 5.4(b) have been obtained or taken, and all filings and obligations contemplated by Section 5.4(b) have been made or satisfied, conflict with or violate any Law or Order applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)           The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Transactions by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and state securities, takeover and “blue sky” Laws; (ii) the filings and receipt, termination or expiration, as applicable, of such approvals or waiting periods as may be required under any Antitrust Law; (iii) the filing of the Plan of Merger and related documentation with the Registrar pursuant to the Companies Law; (iv) the filings and approvals with or by Governmental Entities in the PRC with respect to the Transactions, including (A) the approvals of NDRC and MOFCOM with respect to the consummation of the Transactions by Parent and Merger Sub; (B) the approvals of or filings with the Ministry of Education with respect to the consummation of the Transactions by Parent and Merger Sub (if applicable) and (C) SAFE’s approvals in connection with the Transactions, including approvals for conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to Merger Sub or the holders of Shares or ADSs or other interests pursuant to or in connection with this Agreement and the Guarantee (to the extent that funding in U.S. dollars is required thereunder) (the items in subclause (iv) collectively, the “Overseas Investment Approvals”) and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.5            Absence of Litigation.  As of the date of this Agreement, there is no material Legal Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened against Parent, Merger Sub or any of their Subsidiaries, other than any such Legal Proceeding that would not, individually or in the aggregate, have a Parent Material Adverse Effect.  As of the date of this Agreement, neither Parent, Merger Sub nor any of their Subsidiaries nor any of their respective properties is or are subject to any Order that would, individually or in the aggregate, have a Parent Material Adverse Effect

Section 5.6            Financing.  Parent will have, prior to or at the Closing, sufficient funds to satisfy its monetary and other obligations under this Agreement, including the obligation to pay the merger consideration and all related fees and expenses to consummate the Merger and the other Transactions in accordance herewith, subject to receipt of the Overseas Investment Approvals.

Section 5.7            Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s, advisory or other fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.8            Ownership of Shares.  As of the date hereof, Parent does not own, legally or beneficially (as such term is used in Rule 13d-3 promulgated under the Exchange Act), any Shares.  Except for this Agreement, there are no agreements, arrangements, warrants, options, puts, calls, rights or other commitments or understandings of any character to which Parent or any of its Affiliates is a party or by which their respective assets are bound relating to the issuance, sale, purchase, acquisition, redemption, conversion, exchange, registration, voting or transfer of any Shares.

Section 5.9            Vote/Approval Required.  No vote or consent of the holders of any equity interest of Parent is necessary to approve this Agreement or the Transactions, other than as has already been obtained.

Section 5.10          Guarantee.  Concurrently with the execution of this Agreement, Parent has caused the Guarantor to deliver to the Company the duly executed Guarantee.  The Guarantee is in full force and effect and is a valid, binding and enforceable obligation of the Guarantor, subject to (i) the Guarantor’s receipt of SAFE approval to the extent that funding under the Guarantee is required in U.S. dollars and (ii) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).  No event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

Section 5.11          No Additional Representations.  Except for the representations and warranties set forth in Article IV, Parent and Merger Sub acknowledge and agree that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company, any of its Subsidiaries or their respective business, operations, condition (financial or otherwise) or any other matter or with respect to any other information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives, and that any such other representations and warranties are expressly disclaimed.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1            Conduct of Business of the Company Pending the Merger.

(a)           The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of (A) the Effective Time and (B) the termination of this Agreement pursuant to Article IX, except as expressly provided in this Agreement, as set forth on Section 6.1(a) of the Company Disclosure Schedule or as required by Law, or unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each Company Subsidiary to:

(i)           conduct its business and operations in all material respects (A) in the ordinary course and in accordance with past practices and (B) in compliance with all applicable Laws;

(ii)          maintain its existence in good standing under applicable Laws and use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and current employees and maintain its relations and goodwill with all material suppliers, customers, distributors, licensors, licensees and other persons having material business relationships with the Company and the Company Subsidiaries in each case consistent with past practices;

(iii)         assure that each of its Contracts (other than with Parent) entered into after the date of this Agreement will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger to the extent that any such Contract is material to the Company and the Company Subsidiaries taken as a whole or that any failure to obtain any such consent, waiver or novation or such change or termination would, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole; and

(iv)        promptly notify Parent of (A) any notice or other communication (in writing or, to the knowledge of the Company, otherwise) from any person alleging that the consent of such person is or may be required in connection with any of the Transactions; (B) any material Legal Proceeding commenced, or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company’s business or that relates to the consummation of the Transactions; or (C) any event, circumstance, occurrence, action or inaction that if in existence as of the date of this Agreement would be required to be disclosed on Section 4.8 of the Company Disclosure Schedule.

No action or inaction by the Company or the Company Subsidiaries specifically required by any provision of Section 6.1(b) shall be deemed a breach of this Section 6.1(a) unless such action or inaction also constitutes a breach of such provision of Section 6.1(b).

(b)           Except as otherwise expressly provided in this Agreement, as set forth on Section 6.1(b) of the Company Disclosure Schedule or as required by Law, or unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed; provided that, with respect to any action set forth in clause (vi), the consent of Parent shall be deemed to have been given if Parent does not respond within five (5) Business Days from the date on which request for such consent is provided by the Company to Parent in writing in accordance with the notice provisions set forth in Section 10.2, which request for consent sets forth the specific action requested to be consented to and the Company’s reasons therefor), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of (A) the Effective Time and (B) the termination of this Agreement pursuant to Article IX, do any of the following:

(i)           amend or otherwise change the Company M&A or Organizational Documents or any similar governing instruments of the Company or a Company Subsidiary;

(ii)          issue, grant, deliver, sell, pledge, dispose of, transfer, subject to any Lien or encumber any shares, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares, any other ownership interests or any voting securities (including stock appreciation rights, phantom stock or similar instruments) of the Company or any Company Subsidiary (in each case except for (A) the issuance of Shares upon the exercise, in accordance with the terms of any Company Plan, of Company Stock Options or settlement of Company Restricted Share Units that were outstanding as of November 8, 2013 and set forth in the list Made Available to Parent pursuant to Section 4.3(c) or (B) as set forth in Section 6.1(b) of the Company Disclosure Schedule);

(iii)         declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of the share capital of the Company or any Company Subsidiary (except for (x) any dividend or distribution by a Company Subsidiary to the Company or another wholly-owned Company Subsidiary and (y) the regular quarterly dividend for the quarter ended September 30, 2013 pursuant to the recurring quarterly cash dividend policy announced by the Company on August 6, 2013 in an amount not to exceed US$0.10 per ADS) or enter into any agreement with respect to the voting or registration of its share capital;

(iv)        reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any shares of the Company (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless or net exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options and Company Restricted Share Units) pursuant to the terms of a Company Plan or a Company Stock Plan), or reclassify, combine, split or subdivide or amend the terms of any share capital or other ownership interests of any of the Company Subsidiaries;

(v)         (A) directly or indirectly acquire (whether by merger, consolidation or acquisition of shares, stock or assets or otherwise) in one transaction or any series of related transactions any equity interests in any corporation, partnership or other business organization or division thereof or any material assets, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts or (B) sell, pledge, mortgage, lease, license, grant any interest in, subject to any Lien or permit to exist any Lien on, transfer or otherwise dispose of (whether by merger, consolidation or acquisition of shares, stock or assets or otherwise), any of the material property or assets of the Company or any Company Subsidiary (including any Real Property), except (1) dispositions of obsolete, surplus or worn-out assets or assets that are no longer useful in the conduct of the business of the Company and the Company Subsidiaries; (2) transfers among the Company and the Company Subsidiaries; or (3) in the ordinary course of business consistent with past practice (which for the avoidance of doubt and without limitation to the foregoing shall be deemed to include the sale or other disposition of supply or inventory in the ordinary course of business);

(vi)        other than in the ordinary course of business consistent with past practice, terminate, cancel, transfer, assign, license, encumber or agree to any material change in, or material express waiver of rights of a party (other than the Company or a Company Subsidiary) under, any Material Contract, or enter into or amend in any material respect any Contract that, if existing on the date of this Agreement, would be a Material Contract, provided, that the Company and the Company Subsidiaries may renegotiate the terms of, or otherwise extend, any Material Contract that expired in accordance with its terms during the one (1) month period prior to the date hereof and is listed on Schedule 6.1(b)(vi) or is scheduled to expire in accordance with its terms within six (6) months after the date hereof, in each case on terms substantially consistent with, or more favorable to the Company than, the terms of such Material Contract at the time of expiration;

(vii)       other than in the ordinary course of business consistent with past practice, (A) incur any indebtedness for borrowed money; (B) assume, guarantee or endorse the obligations of any Person (other than a wholly owned Company Subsidiary) or (C) make, forgive or cancel any loans, advances or capital contributions to, any other Person (other than a wholly owned Company Subsidiary or acquisitions permitted by clause (v)(A)), except for such loans, advances, or capital contributions that do not exceed in each case seven hundred and fifty thousand U.S. dollars (US$750,000) or in the aggregate two million five hundred thousand U.S. dollars (US$2,500,000);

(viii)      except (w) as may be required under applicable Law, (x) to the extent required pursuant to the terms of any Company Plan as existing on the date hereof, or (y) as may be required pursuant to the terms of employment, severance, retention, change in control, consulting, termination or similar type of Contract existing as of the date hereof, (A) increase the compensation payable or to become payable (including bonus grants and retention payments) to Company Employees or increase or accelerate the vesting of any benefits provided to Company Employees in any material respect or in any respect that is outside the ordinary course of business; (B) grant any severance or termination pay or retention payments or benefits to, or enter into or amend or terminate any employment, severance, retention, change in control, consulting or termination Contract with, any Company Employees, except that the Company may enter into employment Contracts with newly hired employees who are not executive officers providing for annual compensation not in excess of one hundred thousand U.S. dollars (US$100,000) (or the RMB equivalent) consistent with Company standard practice; (C) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund or policy for the benefit of any Company Employees; (D) pay or make, or agree to pay or make, any accrual or other arrangement for, or take, or agree to take, any action to fund or secure payment of, any severance pension, indemnification or retirement allowance; (E) hire, elect or appoint any officer or director (other than to replace departing officers or directors); or (F) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any officer of the Company; provided that the Company shall be permitted to increase compensation payable to Company Employees provided that the aggregate compensation of all Company Employees shall not be increased by an amount that exceeds ten percent (10%) of the aggregate compensation of all Company Employees as of the date hereof and no individual Company Employee’s compensation shall be increased by an amount that exceeds twenty percent (20%) of such Company Employee’s compensation as of the date hereof;

(ix)        make any material change in any financial or Tax accounting principles, policies, methods or procedures used by the Company, except as may be required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(x)         make, change or revoke any material tax election not required by Law; settle or compromise any material Tax liability; file any amended Tax Return (except as required by applicable law) with respect to any Tax or waive any statute of limitations with respect to any Tax claim or assessment; surrender any right to claim a material Tax refund; or fail to timely file all material Tax Returns with any taxing authority in accordance with past practice (taking into account any extension of time within which to file such Tax Return);

(xi)        settle or compromise any litigation, audit, claim or other Legal Proceeding involving the payment of more than five hundred thousand U.S. dollars (US$500,000);

(xii)      except for this Agreement, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among the Company Subsidiaries);

(xiii)      enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any trade union or representative body;

(xiv)      enter into, amend or modify any Affiliate Transactions;

(xv)       make capital expenditures in excess of the amount set forth in Section 6.1(b)(xv) of the Company Disclosure Schedule, except for other expenditures necessary to maintain existing assets in good repair, consistent with past practice and not materially greater than past expenditures; or

(xvi)      authorize or agree to take any of the actions described in Section 6.1(b)(i)-(xv).

Section 6.2            No Control of the Company’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1            Proxy Statement.  As soon as reasonably practicable (and in any event within ten (10) Business Days) following the date of this Agreement, the Company shall prepare and provide to Parent and its counsel a form of the Proxy Statement.  The Company shall file with the SEC a Form 6-K with the Proxy Statement and cause the Proxy Statement to be distributed to the Company’s shareholders as soon as reasonably practicable after the five (5) Business Day period described below (and in any event within twenty (20) Business Days following the date of this Agreement).  Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement.  Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by applicable Law to be set forth in the Proxy Statement.  Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement that shall have become false or misleading.  Prior to filing or mailing (as applicable) the Proxy Statement (or any amendment or supplement thereto), Parent and its counsel shall be given, to the extent practicable, five (5) Business Days to review and comment on the Proxy Statement, and the Company shall consider all additions, deletions or changes suggested thereto in good faith by Parent and its counsel.  The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other

Governmental Entity with respect to, or any request from the SEC or its staff or any other Governmental Entity for amendments or supplements or other changes to, the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff or any other Governmental Entity, on the other hand.

Section 7.2            Shareholders Meeting.

(a)           The Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving and authorizing this Agreement and the Plan of Merger (the “Shareholders Meeting”) as soon as reasonably practicable following the date of this Agreement.  Without limiting the generality of the foregoing and provided that Parent has obtained pre-clearance of the Merger from NDRC in the form of a confirmation letter (确认函) or its equivalent (the “NDRC Pre-Clearance”), the Company in any event shall hold the Shareholders Meeting within thirty (30) Business Days of the filing of the Proxy Statement with the SEC (and within twenty-five (25) Business Days following the distribution of the Proxy Statement to the Company’s shareholders), unless the SEC or any other Governmental Entity of competent jurisdiction shall have taken any action or issued any Order that prohibits the Company from delivering the Proxy Statement to its shareholders or holding the Shareholders Meeting.  Without the consent of Parent, approving and authorizing this Agreement and Plan of Merger are the only actions that shall be proposed to be acted upon by the Company shareholders at the Shareholders Meeting.  The Company shall include in the Proxy Statement the Company Recommendation (subject to Section 7.5(e)) and use its reasonable best efforts to obtain the Company Requisite Vote.  The Company shall not adjourn or otherwise postpone or delay the Shareholders Meeting, except with the prior consent of Parent.  Notwithstanding the foregoing, the Company shall be permitted to, adjourn, delay or postpone the Shareholders Meeting (but not beyond the Termination Date) if (1) in the good faith judgment of the Company Board, after consultation with its outside legal counsel, a failure to effect such adjournment, delay or postponement would be reasonably likely to constitute a breach of the Company Board’s fiduciary duties under applicable Law, (2) such adjournment, delay or postponement is desirable to obtain the Company Requisite Vote or (3) such adjournment, delay or postponement is for the purpose of allowing reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is required by applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders Meeting; provided, that all such postponements or delays, collectively, shall not be for more than ten (10) Business Days in the aggregate.  If the date of the Shareholders Meeting or the matters to be considered for approval at the Shareholders Meeting are changed from the information set forth in the Proxy Statement following the delivery of the Proxy Statement to the shareholders, the Company shall as promptly as reasonably practicable deliver notice of any such changes if and to the extent required under Section 54A of the Company M&A.

(b)           In the event that subsequent to the date of this Agreement, the Company Board makes a Change of Recommendation, the Company shall nevertheless submit this Agreement and the Plan of Merger to the shareholders for approval and authorization at the Shareholders Meeting in accordance with this Section 7.2 unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

Section 7.3            Access to Information.

(a)           From the date of this Agreement to the earlier of (A) the Effective Time and (B) the earlier termination of this Agreement in accordance with its terms, upon reasonable prior written notice, the Company shall, and shall cause the Company Subsidiaries and its and their Representatives to (i) afford Parent and its Representatives reasonable access during normal business hours to its officers, personnel, employees, properties, offices and other facilities and to all books and records (including Tax Returns) and (ii) furnish Parent with all financial, operating and other data, analyses, projections, plans and other information, as Parent, through its Representatives, may from time to time reasonably request; provided that (x) neither Parent nor any of its Representatives shall have access to any proprietary intellectual property or research and development data or information and (y) any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or the Company Subsidiaries. Parent’s exercise of its rights to inspect any property, or Parent’s election not to inspect any property, shall in no way be interpreted as a waiver of any of Parent’s rights or remedies contained in this Agreement, including Parent’s right to rely upon the Company’s representations and warranties in this Agreement.

(b)           Notwithstanding Section 7.3(a), neither the Company nor any of the Company Subsidiaries or their respective Representatives shall be required to provide access to or to disclose information where such access or disclosure would (i) jeopardize the attorney-client privilege or other similar privilege held by the Company or any Company Subsidiary; (ii) breach any Contract with any third party that is in effect on the date of this Agreement or (iii) contravene any applicable Law; provided, that the Company shall work in good faith to provide access to the maximum extent permitted without such jeopardizing, breaching or contravention, including providing Parent the maximum access to such information that may be possible without such jeopardizing, breaching or contravention or by providing to Parent summaries or excerpts to the maximum extent possible, and further, in the case of clause (ii) or (iii), if requested by Parent shall use its commercially reasonable efforts promptly to seek any required consents so as to allow full access by Parent.

Section 7.4            Confidentiality.  Prior to the Effective Time, each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and the Company Subsidiaries furnished to Parent or Merger Sub in connection with the Transactions in accordance with the Confidentiality Agreement, dated October 24, 2013, as amended (the “Confidentiality Agreement”), between Parent and the Company, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 7.5            Acquisition Proposals.

(a)           Notwithstanding any other provision to the contrary contained herein, during the Go-Shop Period, the Company, the Company Subsidiaries and their respective Representatives shall have the right to, directly or indirectly, (i) initiate, solicit or knowingly encourage, assist or facilitate (or publicly propose or announce any intention or desire to do any of the foregoing) any inquiries regarding, or the making of any proposals, offers, requests, correspondence or other communications that constitute or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue, or otherwise participate in any negotiations or discussions concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of the Company Subsidiaries in connection with, any effort or attempt by any other Person to seek to do or that would reasonably be expected to lead to an Acquisition Proposal; (iii) comply with any request for non-public information relating to the Company or any Company Subsidiary or for access to any of the properties, books or records of the Company or any Company Subsidiary by any Person and/or (iv) waive, terminate, modify, or fail to enforce any standstill or similar provision in any confidentiality agreement or other agreement with any Person (any Person with which, or with respect to which, the actions described in clauses (i) — (iv) are taken, a “Solicited Person”); provided that prior to providing any non-public information concerning the Company or the Company Subsidiaries to a Solicited Person, such Solicited Person shall have entered into an Acceptable Confidentiality Agreement; provided, further, that the Company shall provide to Parent prior to or simultaneously with the delivery of any such information to the Person making such Acquisition Proposal or any of its Representatives any non-public information concerning the Company or any Company Subsidiary that is provided to such Person or its Representatives that was not previously provided or Made Available to Parent.  “Go-Shop Period” means the period commencing upon the date (the “Go-Shop Period Commencing Date”) that is three (3) months following the date on which the Company Requisite Vote is obtained and ending on the earlier of (A) the Effective Time of the Merger, if the Merger is consummated and (B) the termination of this Agreement.

(b)           Except as otherwise set forth in this Section 7.5, from and after the date of this Agreement until the earlier of (A) the Go-Shop Period Commencing Date, (B) the Effective Time and (C) the termination of this Agreement in accordance with its terms (such period, the “No-Shop Period”), the Company agrees that neither it nor any of the Company Subsidiaries shall, and that the Company shall cause its and the Company Subsidiaries’ respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage, assist or facilitate (or publicly propose or announce any intention or desire to do any of the foregoing) any inquiries regarding, or the making of any proposals, offers, requests, correspondence or other communications that constitute or could reasonably be expected to lead to, an Acquisition Proposal; (ii) engage in, continue, or otherwise participate in any negotiations or discussions (other than to state that it is not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of the Company Subsidiaries in connection with, any effort or attempt by any other Person to seek to do or that would be reasonably expected to lead to an Acquisition Proposal; (iii) comply with any request for non-public information relating to the Company or any Company Subsidiary or for access to any of the properties, books or records of the Company or any Company Subsidiary by any Person (other than Parent and its Representatives) that the Company believes would or that would reasonably be expected to lead to an Acquisition Proposal or (iv) waive, terminate, modify, or fail to enforce any standstill or similar provision in any confidentiality agreement or other agreement with any person (other than Parent).  The Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted theretofore with respect to any Acquisition Proposal, and the Company shall immediately revoke or withdraw access of any person (other than Parent and its Representatives) to any data room containing any non-public information with respect to the Company or the Company Subsidiaries and request, and use its reasonable best efforts to cause, all such persons to promptly return or destroy all such non-public information.

(c)           Notwithstanding anything to the contrary in Section 7.5(b), at any time after the date of this Agreement and prior to such time as the Company Requisite Vote shall have been obtained, the Company may, in response to a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.5 and that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, constitutes or would be reasonably expected to lead to a Superior Proposal, directly or indirectly through its Representatives, (i) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement that has terms at least as restrictive as those contained in the Confidentiality Agreement (except for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement) (an “Acceptable Confidentiality Agreement”) and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided that the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such actions would be reasonably likely to constitute a breach of its fiduciary duties under applicable law; provided, further, that the Company shall (i) give Parent prior written notice that it is furnishing any such information or participating in any such discussions or negotiations; (ii) give Parent prior written notice of the names of any other person to whom the person making such Acquisition Proposal proposes or intends to provide any non-public information and (iii) provide to Parent prior to or simultaneously with the delivery of any such information to the Person making such Acquisition Proposal or any of its Representatives any non-public information concerning the Company or any Company Subsidiary that is provided to such Person or its Representatives that was not previously provided or Made Available to Parent.  Notwithstanding anything to the contrary in Section 7.5(b), at any time after the date of this Agreement and prior to obtaining the Company Requisite Vote, the Company or its Representatives may, in response to a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.5, contact the Person making such Acquisition Proposal to clarify the terms and conditions of such Acquisition Proposal prior to the Company Board making any of the determinations referenced in this Section 7.5(c); provided, that the Company shall provide Parent written notice prior to making any such contact, such notice to contain the identity of the person or persons making such Acquisition Proposal.

(d)           Except as otherwise provided in Section 7.5(e), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation; (ii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal; (iii) publicly take or disclose a position with regard to or issue any statement referencing an Acquisition Proposal that does not contain an express rejection of such Acquisition Proposal or an express reaffirmation of the Company Recommendation; (iv) fail to recommend against acceptance of any tender offer or exchange offer for the Shares within ten (10) Business Days after the commencement of such offer; (v) resolve or agree to do any of the foregoing (any of such actions described in clauses (i), (ii), (iii), (iv) or (v) being referred to as a “Change of Recommendation”) or (vi) adopt, approve or recommend (publicly or otherwise), or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement constituting, or that would reasonably be expected to result in, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 7.5(c)) (each, an “Alternative Acquisition Agreement”) or resolve or agree to do any of the foregoing.

(e)           Notwithstanding anything to the contrary in this Section 7.5, if, prior to obtaining the Company Requisite Vote or during the Go-Shop Period, the Company has complied with this Section 7.5 and receives a written, bona fide Acquisition Proposal that did not result from a breach of Section 7.5 and that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, then (i) the Company Board may make a Change of Recommendation and/or authorize the Company to terminate this Agreement pursuant to Section 9.3(a) and (ii) the Company, upon receiving such authorization from the Company Board, may enter into an Alternative Acquisition Agreement with respect to such Superior Proposal if, with respect to this clause (ii), the Company concurrently terminates this Agreement pursuant to Section 9.3(a); provided, that the Company Board and the Company shall not be entitled to take any of the actions described in either of the foregoing clauses (i) and (ii) unless prior thereto:

(w)          with respect to an Acquisition Proposal received during the No Shop Period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make a Change of Recommendation or to authorize termination of this Agreement, as applicable, would be reasonably likely to constitute a breach of its fiduciary duties under applicable law;

(x)           the Company shall have provided written notice (a “Notice”) to Parent, at least three (3) Business Days in advance of such Change of Recommendation or authorization, advising Parent of the Board’s determination, which Notice shall include the terms and conditions of such Superior Proposal (including the identity of the third party making the Superior Proposal and any financing materials related thereto, if any) and include with it copies of any proposed transaction documents with respect to such Superior Proposal;

(y)           during the three (3) Business Day period following receipt by Parent of the Notice, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(z)           following the end of the three (3) Business Day period, the Company Board shall have determined in good faith after consultation with their outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice or otherwise, that the Superior Proposal giving rise to the Notice continues to constitute a Superior Proposal.

Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice and the Company shall be required to comply again with the requirements of this Section 7.5(e); provided that, with respect to any such new Notice, the references in this Section 7.5(e) to “three (3) Business Days” and “three (3) Business Day period” shall be deemed to be references to “two (2) Business Days” and “two (2) Business Day

period,” respectively.  For the avoidance of doubt, any purported termination of this Agreement pursuant to Section 9.3(a) shall be void and of no force and effect unless the Company complies with this Section 7.5(e) and (A) the Company Escrow Fund has been funded pursuant to Section 9.5(b) or (B) the Company pays the Company Termination Fee in accordance with Section 9.5(c) prior to or substantially concurrently with such termination.

(f)            Except during the Go-Shop Period, the Company shall as soon as practicable (and in any event within thirty-six (36) hours of receipt or actual knowledge thereof by any member of the Company Board or any executive officer of the Company) notify Parent in writing of (i) any Acquisition Proposal received by the Company; (ii) any request for non-public information relating to the Company or the Company Subsidiaries, other than requests for information not believed to be, and that would not reasonably be expected to be, related to or otherwise likely to lead to an Acquisition Proposal and (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal or other indication that any person might reasonably be expected to make an Acquisition Proposal, including in each case the identity of the person making any such Acquisition Proposal, inquiry or request or providing such indication and the material terms of any such Acquisition Proposal, inquiry or request or indication, together with copies of such Acquisition Proposal (if in writing) and all written correspondence (including e-mail) with respect thereto.  Except during the Go-Shop Period, the Company shall (A) keep Parent informed in all material respects on a current basis (and in any event within forty-eight (48) hours of knowledge thereof) of the status (including material amendments and proposals for material amendments to the terms thereof) of such Acquisition Proposal, inquiry or request and (B) provide to Parent as soon as practicable (and in any event within forty-eight (48) hours) after receipt thereof copies of all material written correspondence relating to such Acquisition Proposal and summaries of all non-written exchanges relating to material changes in the status or the terms of such Acquisition Proposal, inquiry or request exchanged between the Company or any of the Company Subsidiaries, on the one hand, and the person making such Acquisition Proposal, inquiry or request, on the other hand, concerning the terms and conditions thereof or otherwise relating to the Acquisition Proposal.  Neither the Company nor any of the Company Subsidiaries shall enter into any confidentiality or other agreement that prevents the Company from providing any of such information to Parent.

(g)           Nothing set forth in this Agreement shall be deemed to prohibit the Company or the Company Board from (i) taking or disclosing to its shareholders any position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or otherwise complying with its disclosure obligations under applicable Laws with regard to an Acquisition Proposal; provided, that if such communication or disclosure has the effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation; or (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act in which the Company indicates that it has not changed the Company Recommendation.

(h)           Definitions.  For purposes of this Agreement:

(i)           “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons (other than Parent or one of its Subsidiaries or Affiliates), in one transaction or a series of transactions, for (A) a merger, reorganization, consolidation, share exchange, business combination, license, lease, recapitalization, liquidation, dissolution or other transaction involving an acquisition of the Company or any Company Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or total assets of the Company and the Company Subsidiaries, taken as a whole, or over fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries or (B) the acquisition in any manner, directly or indirectly, of over fifteen percent (15%) of the equity securities of the Company or any of the Company Subsidiaries or over fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries, in each case other than a transaction involving Parent or any of its Affiliates (and to which Parent has agreed or that Parent has affirmatively proposed).

(ii)          “Superior Proposal” means any bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from fifteen percent (15%) to fifty percent (50%)) that the Company Board has determined in its good faith judgment after consultation with its outside legal counsel and financial advisors is reasonably likely to be consummated taking into account all financing, legal and regulatory aspects of such offer and the Person making the offer and, if consummated, would result in a transaction more favorable to the Company’s shareholders as a whole than the Transactions in financial terms and taking into account such factors as the Company Board deems appropriate, including any adjustments to the terms thereof that may be offered by Parent in writing, including pursuant to Section 7.5(e).

Section 7.6            Directors’ and Officers’ Indemnification and Insurance.

(a)           Parent and Merger Sub agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time, and to advancement and reimbursement of expenses, existing as of the date of this Agreement in favor of each present (as of the Effective Time) and former officer and director of the Company and the Company Subsidiaries (the “Indemnified Parties”), as provided in the Company M&A, the Organizational Documents of any Company Subsidiary or any indemnification agreement identified in Section 7.6(a) of the Company Disclosure Schedule (each a “Company Indemnification Agreement”), shall survive the Merger, shall continue in full force and effect in accordance with their terms for at least six (6) years following the Effective Time (or such shorter time as may be provided in each such agreement or other document), and in each case shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights of the indemnified Persons thereunder (provided that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim).  The Surviving Company shall comply, and, if after the Effective Time all or a substantial portion of the Company’s assets have been transferred to another Person after the Effective Time (other than pursuant to a Contract entered into by the Company or any Company Subsidiary prior to the Effective Time), then Parent shall cause and enable the Surviving Company to comply, with all of the Company’s and the Company Subsidiaries’ obligations to any Indemnified Parties under the Company M&A, the Organizational Documents of any Company Subsidiary and any Company Indemnification Agreement.

(b)           The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company M&A, which provisions shall not be amended, repealed or otherwise modified for a period of six (6)

years from the Effective Time in any manner that would affect adversely in any respect the rights thereunder of any such individuals.

(c)           Prior to the Effective Time, the Company shall obtain and pay the premium for a “tail” extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided that in no event shall the Company or the Surviving Company expend for such policies pursuant to this sentence an amount in the aggregate in excess of three hundred percent (300%) of the aggregate annual premiums currently paid by the Company for such insurance as disclosed in Section 7.6(c) of the Company Disclosure Schedule.

(d)           Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth (6th) anniversary of the Effective Time, the provisions and benefits of this Section 7.6 shall continue in full effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e)           The covenants contained in this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(f)            This Section 7.6 shall not be amended in a manner adverse to the Indemnified Parties without the written consent of each of the Indemnified Parties.

(g)           In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company or, at Parent’s option, Parent, shall succeed to the obligations set forth in this Section 7.6.

Section 7.7            Further Action; Efforts.

(a)           Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable (including under any Antitrust Law and for the purpose of obtaining the Overseas Investment Approvals and the other Required Approvals) to consummate the Transactions as soon as practicable, including: (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent and (ii) using reasonable best efforts to resolve any objection asserted with respect to the Transactions under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any Order, and to have vacated, lifted, reversed or overturned any Order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the Transactions.

Notwithstanding anything in this Agreement to the contrary, but without limitation to the rights of the Company pursuant to Article IX: (i) Parent shall not have any obligation to litigate, contest or appeal any administrative or judicial action or proceeding or any Order, whether temporary, preliminary or permanent brought by or before any Governmental Entity or any failure by any Governmental Entity to provide a consent; (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to Orders providing for a Divestiture and (iii) the Company shall not conduct or agree to conduct a Divestiture without the prior written consent of Parent.  “Divestiture” shall mean (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its Affiliates or the assets of the Surviving Company; (B) the imposition of any limitation or restriction on the ability of Parent or any of its Affiliates, including, following the Merger, the Surviving Company, to freely conduct their respective businesses or (C) the holding separate of any assets of the Surviving Company or any other person or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the Surviving Company.

(b)           In furtherance and not in limitation of the provisions of Section 7.7(a), each of the parties hereto, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than twenty-five (25) Business Days following the date of this Agreement, an initial filing with the PRC Anti-Monopoly Bureau pursuant to the PRC Anti-Monopoly Law and any other required filing under any Antitrust Laws as reasonably determined by Parent.

(c)           Within fifteen (15) days following the date of this Agreement, the Company shall provide written or electronic notice, in the form to be mutually agreed between the Company and Parent within five (5) days of the date of this Agreement, to each of its shareholders describing their obligations to timely make such filings and reports with the Governmental Entities in the PRC as are required in connection with the Transactions pursuant to Circular 698 issued by the PRC State Administration of Taxation on December 10, 2009, titled “Notice on Strengthening the Administration of Enterprise Income Tax on Income Derived from Equity Transfer Made by Non-Resident Enterprise,” effective as of January 1, 2008, or any successor rule or regulation under PRC Law in effect as of the date such notice is provided.  The Company shall reasonably cooperate with such shareholders in connection with such filings and reports.

(d)           If a party receives a request (written or verbal) for information or documentary material from any Governmental Entity with respect to this Agreement or any of the Transactions, or any Required Approval (or activities related thereto), then such party shall, to the extent not prohibited by Law or a Governmental Entity, in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response that is, at a minimum, in substantial compliance with such request.

(e)           The parties hereto shall keep each other apprised of the status of matters relating to the completion of the Transactions, including the obtaining of the Required Approvals,

and work cooperatively in connection with obtaining the Required Approvals and all other approvals of, or clearances from, each applicable Governmental Entity with respect to the Transactions, including:

(i)           cooperating with each other in connection with filings required to be made by any party (including under any Antitrust Law or in connection with any Required Approval) with respect to the Transactions and liaising with each other in relation to each step of the procedure before, and as to the contents of, all communications with such Governmental Entities with respect to the Transactions.  In particular, to the extent permitted by Law or Governmental Entity, no party will make any notification in relation to any of the Transactions or any Required Approval without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii)          furnishing to each other all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable Law in connection with the Transactions or any Required Approval;

(iii)         promptly notifying each other of any communications from or with any Governmental Entity with respect to the Transactions or any Required Approval and ensuring to the extent permitted by Law or Governmental Entity that each of the parties hereto is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the Transactions or any Required Approval;

(iv)        consulting and cooperating with each other in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to Antitrust Laws or any Required Approval;

(v)         keeping each other reasonably apprised of any developments in connection with the Required Approvals; and

(vi)        without prejudice to any rights of the parties hereto hereunder, consulting and cooperating in all respects with each other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of any of the Transactions.

Section 7.8            Public Announcements.  Unless and until a Change of Recommendation has occurred or, if earlier, the termination of this Agreement in accordance with its terms, the Company, on the one hand, and Parent and Merger Sub, on the other hand, will consult with and provide to each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the Transactions and shall not issue any such press release or other public statement or comment prior to such consultation.  The Company and Parent agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company, in such form as shall be mutually agreed upon by the Company and Parent.

Section 7.9            Notification of Certain Matters.  From and after the date of this Agreement until the earlier to occur of the Effective Date or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other Transactions, including with respect to the Required Approvals; (b) any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Company or Parent; (c) any Legal Proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to the Merger or the other Transactions and (d) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, could reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VIII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided that the delivery of any notice pursuant to this Section 7.9 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party hereto receiving such notice or the representations or warranties of the parties hereto, or the conditions to the obligations of the parties hereto.

Section 7.10          Stock Exchange Delisting.  Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the Shares and the ADSs from NASDAQ and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable following the Effective Time.

Section 7.11          Shareholder Litigation.  Prior to the Effective Time, the Company shall give prompt notice to Parent of, keep Parent reasonably informed regarding and give Parent the opportunity to participate in the defense or settlement of, any shareholder litigation or Legal Proceeding against the Company and/or its directors or officers relating to the Merger or any of the other Transactions, and no settlement shall be agreed to with respect to any such litigation or other Legal Proceeding without Parent’s prior written consent (which shall not be unreasonably delayed or withheld).

Section 7.12          Takeover Statutes.  If any Takeover Statute or any provision of the Company M&A is or may become applicable to the Merger or any of the other Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute or any such provision is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company M&A on the Merger and the other Transactions.

Section 7.13          Non-Solicit of Employees and Customers.  From the date hereof through the earlier of the termination of this Agreement and the Closing Date, Parent shall not and shall cause its Affiliates not to (i) solicit the services, as employee, consultant or otherwise, of any employee of the Company or any Company Subsidiary with whom Parent has first had contact or become aware of in connection with the Merger, or (ii) solicit the business, within the scope of the business as of the date hereof of the Company and the Company Subsidiaries, of any customer of the Company or any Company Subsidiary who first became known to Parent as a customer of the Company or such Company Subsidiary in connection with its consideration of the Merger; provided that neither clause (i) nor clause (ii) hereof shall be violated by any general advertisement or other general non-targeted recruitment or solicitation techniques nor shall clause (ii) apply to any contact with any existing customer of Parent or any of its Affiliates.

Section 7.14          No Unfair Competition.  From the date hereof through the earlier of the termination of this Agreement and the Closing Date, Parent shall not, and shall cause its Affiliates not to, take any action in respect of the business of the Company and the Company Subsidiaries that constitutes a violation of the Anti-Unfair Competition Law of the PRC.

Section 7.15          Employee Retention.  During the one-year period immediately following the Closing Date, Parent (or any of its Affiliates, including the Company and the Company Subsidiaries after the Closing) may not terminate or cause to be terminated the employment of any current Company Employees as of the Closing Date without cause (other than terminations that are consistent with past practice).

Section 7.16          Cancellation of Restricted Shares.  As promptly as practicable after the date hereof and in any event prior to the Effective Time, the Company shall cancel the Cancelled Restricted Shares for no consideration.

ARTICLE VIII

CONDITIONS OF MERGER

Section 8.1            Conditions to Each Party’s Obligation to Effect the Merger.  The obligation of each of Parent, Merger Sub and the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)           Shareholder Approval.  The Company Requisite Vote shall have been obtained.

(b)           Government Approvals.  The parties hereto shall have made all required filings under the PRC Anti-Monopoly Law and Parent shall have obtained the Required Approvals other than such Required Approvals as Parent, in its sole discretion, shall have determined to waive; provided that Parent shall not be entitled to waive any Required Approvals that would, or would reasonably be expected to, adversely affect the delivery of the consideration payable in connection with the Merger in accordance with Article III.

(c)           Orders.  As of the Closing, no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, or any order, writ, assessment, decision, injunction, decree, judgment, ruling, award, settlement or stipulation (collectively, an “Order”) (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting consummation of the Merger, except for such Orders with respect to which Parent, in its sole discretion, shall have determined to waive this condition to the Closing; provided, that Parent shall not be entitled to make such a waiver with respect to any such Orders that would, or would reasonably be expected to, adversely affect the delivery of the consideration payable in connection with the Merger in accordance with Article III.

Section 8.2            Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties contained in Sections 4.3 (but, with respect to sub-section (c) thereof, only the second sentence of sub-section (c)) (Capitalization), 4.4 (Authority) and 4.21 (Brokers)) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be so true and correct (in each case, without regard to any qualification as to materiality included therein) would not, individually or in the aggregate, have a Material Adverse Effect); provided, that notwithstanding the foregoing, the representations and warranties contained in Sections 4.3 (but, with respect to sub-section (c) thereof, only the second sentence of sub-section (c)) (Capitalization), 4.4 (Authority) and 4.21 (Brokers) shall be true and correct in all respects other than de minimis inaccuracies as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date).

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)           Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Material Adverse Effect that shall be continuing.

(d)           Officer’s Certificate.  Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

Section 8.3            Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except for inaccuracies of representations and warranties that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)           Agreements and Covenants.  Each of Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)           Officer’s Certificate.  The Company shall have received a certificate signed by an executive officer of Parent and Merger Sub certifying as to the matters set forth in Section 8.3(a) and Section 8.3(b).

(d)           Completion of Specified Transaction.  The transaction contemplated by the agreement set forth in Schedule 8.3(d) of the Parent Disclosure Schedule (the “Specified Transaction”) shall have been completed pursuant to the terms thereof.

Section 8.4            Frustration of Closing Conditions.  Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VIII to be satisfied as a basis to fail to effect the Merger if such failure was caused by such party’s failure to act in good faith to comply with this Agreement.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1            Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Requisite Vote is obtained, by mutual written consent of the Company and Parent.

Section 9.2            Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by Parent or the Company, if:

(a)           the Merger shall not have been consummated on or before the date that is four (4) months plus fifteen (15) days after the day on which the Company Requisite Vote is obtained (such date, the “Original Termination Date” and, as it may be extended pursuant to the provisions hereof, the “Termination Date”); provided that the Company may, in its sole discretion, extend the Original Termination Date for up to two periods (the “Company Extended Term”), each not exceeding two (2) months, if the Required Approvals have not been obtained, and any Company

Extended Term shall be deemed as “Go-Shop Period” as such term is used herein for all purposes; provided further, that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 9.2(a) if any failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of the failure of the Merger to be consummated by the Termination Date and such failure to perform or comply constitutes a material breach of this Agreement;

(b)           the Shareholders Meeting shall have been held and completed and the Company Requisite Vote shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement thereof; or

(c)           any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the Company Requisite Vote has been obtained); provided that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any party hereto that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

Section 9.3            Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by written notice by the Company to Parent:

(a)           at any time before the Company Requisite Vote is obtained or during the Go-Shop Period, in connection with a Superior Proposal, if, pursuant to and in compliance with Section 7.5, (i) in the case of a termination before the Company Requisite Vote is obtained, the Company Board has effected a Change of Recommendation and authorized termination of this Agreement; (ii) in either case, the Company has concurrently with the termination of this Agreement entered into, or immediately after the termination of this Agreement enters into, an Alternative Acquisition Agreement with respect to such Superior Proposal, after complying with, and without having breached in any material respect, the applicable provisions of Section 7.5(d) and Section 7.5(e); and (iii) (A) the Company Escrow Fund has been funded pursuant to Section 9.5(b) or (B) the Company prior to or substantially concurrently with such termination pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 9.5(c);

(b)           if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by the Company to Parent or (ii) five (5) Business Days prior to the Termination Date; provided that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.1, Section 8.2(a) or Section 8.2(b) not to be satisfied;

(c)           if (i) all the conditions to Closing set forth in Section 8.1 and Section 8.2 have been waived or satisfied (other than those conditions that by their nature are to be satisfied at Closing) and the Company has confirmed by irrevocable written notice to Parent that all the conditions to Closing set forth in Section 8.3 have been waived or satisfied and that the Company is ready, willing and able to close the Merger, and (ii) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the date the Closing should have occurred pursuant to Section 2.2 (which date must be at least five (5) Business Days after receipt by Parent of the irrevocable written notice from the Company described in the preceding clause (i)), other than as a result of a breach by the Company of the provisions of this Agreement;

(d)           if the Specified Transaction has not been consummated prior to January 15, 2014 (or such later time as specified in the agreement set forth in Schedule 9.3(d) of the Parent Disclosure Schedule); or

(e)           if Parent shall not have obtained the NDRC Pre-Clearance by the earlier of (i) the date of the Shareholders Meeting as specified in the proxy statement, including any adjournments, postponements or extensions thereof or (ii) the date that is forty-five (45) days after the date hereof, other than as a result of a breach by the Company of the provisions of this Agreement.

Section 9.4            Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by Parent to the Company:

(a)           if the Company Board shall have (i) made a Change of Recommendation or shall have entered into an Alternative Acquisition Agreement or (ii) failed to include the Company Recommendation in the Proxy Statement; or

(b)           if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by Parent to the Company or (ii) five (5) Business Days prior to the Termination Date; provided that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.1, Section 8.3(a) or Section 8.3(b) not to be satisfied.

Section 9.5            Effect of Termination and Abandonment.

(a)           In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided that the provisions set forth in this Section 9.5, Article X and the Confidentiality Agreement shall survive the termination of this Agreement and abandonment of the Merger pursuant to this Article IX; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any fraud by such party or Willful Breach by such party.  For purposes of this Agreement, “Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, that the breaching party had actual knowledge as of the date of this Agreement that the representation or warranty was not true or correct in all material respects and (ii) with respect to any breach of a covenant or obligation contained in this Agreement, that the breaching party (x) committed a material breach of such covenant or obligation and (y) at the time of such breach, had knowledge that such covenant or obligation was being breached.

(b)           (i) As of the date hereof or on the first Business Day that the Company Offshore Escrow Account is available to receive deposits if such account is not available to receive deposits on the date hereof, the Company has deposited or will deposit, or has caused or will cause to be deposited, RMB312,500,000 (or its US$ equivalent or a combination of US$ and RMB that is equivalent thereto, at the Company’s election, and such amount, including any interest and earnings thereon, the “Company Offshore Escrow Fund”) in cash in an account (the “Company Offshore Escrow Account”) in Hong Kong with Deutsche Bank (China) Co., Ltd. (the “Escrow Agent”), and (ii) on or before December 31, 2013, the Company shall cause RDA Shanghai to deposit, RMB137,500,000 (the “Company Onshore Escrow Fund” and, together with the Company Offshore Escrow Fund, the “Company Escrow Fund”) in cash in an account of RDA Shanghai (the “Company Onshore Escrow Account” and, together with the Company Offshore Escrow Account, the “Company Escrow Accounts”) in the PRC with the Escrow Agent, in each case as collateral and security for the payment of the Company Termination Fee.  The Company shall open the Company Offshore Escrow Account and cause RDA Shanghai to open the Company Onshore Escrow Account as soon as possible, and in any event within fourteen (14) days after the date hereof.  The Company Escrow Fund shall be held and released by the Escrow Agent subject to the terms of the escrow agreements entered into among Parent, the Company (or RDA Shanghai, in the case of Company Onshore Escrow Fund and Company Onshore Escrow Account) and the Escrow Agent on the date hereof (the “Company Onshore Escrow Agreement” and the “Company Offshore Escrow Agreement,” as applicable) and in accordance with Section 9.5(c).

(c)           In the event that this Agreement is terminated by:

(i)           Parent pursuant to Section 9.4(a);

(ii)          the Company pursuant to Section 9.3(a);

(iii)         either Parent or the Company pursuant to Section 9.2(a) if, (A) prior to termination there shall have occurred a Willful Breach by the Company, (B) an Acquisition Proposal, whether or not conditional, shall have been made public or otherwise become publicly known or otherwise submitted, made or become known to the Company Board, after the date of this Agreement but prior to the termination of this Agreement, and (C) after the date of this Agreement and prior to the date that is twelve (12) months following the termination of this Agreement, the Company or any Company Subsidiary consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal which is later consummated, whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in the preceding clause (B)) (provided, that for purposes of this Section 9.5(c)(iii), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(iv)        either Parent or the Company pursuant to Section 9.2(a) or Section 9.2(c) and, at the time of such termination, all of the conditions set forth in Section 8.1 and Section 8.3 (as if the date of such termination were the Closing Date for purposes of Section 8.3(a)) shall have been satisfied or waived, other than those conditions that are not satisfied as a result of, or in connection with, (A) any failure to obtain any material approvals of any Governmental Entity of the United States that are necessary for the consummation of the Transactions or (B) an Order of any Governmental Entity of the United States that restrains, enjoins or otherwise prohibits the consummation of the Merger, in each case of clauses (A) and (B), other than as a result of a breach of this Agreement by Parent or Merger Sub; or

(v)         either Parent or the Company pursuant to Section 9.2(b);

then the Company shall pay Parent the Company Termination Fee.  In the event that the Company Termination Fee is payable pursuant to subclause (ii) of this Section 9.5(c), the Company shall pay Parent the Company Termination Fee out of the Company Escrow Fund (if and to the extent that funds are in the Company Escrow Fund) prior to or substantially concurrent with such termination.  In the event that the Company Termination Fee is payable pursuant to subclauses (i), (iii), (iv) or (v) of this Section 9.5(c), the Company Termination Fee shall be paid out of the Company Escrow Fund (if and to the extent that funds are in the Company Escrow Fund) no sooner than three (3) Business Days after the date of a written statement sent by Parent to the Company and the Escrow Agent setting forth the satisfaction of all of the conditions set forth in the applicable subclause (i), (iii), (iv) or (v) of this Section 9.5(c) (which written statement shall be delivered no more than five (5) Business Days after the date of satisfaction of such conditions, and subject to rights of the Company to contest such statement in accordance with the terms of the Escrow Agreement) and no later than seven (7) Business Days after the date of such written statement, by wire transfer of immediately available funds.

If this Agreement is terminated and the Company Escrow Fund shall be insufficient to pay the Company Termination Fee in full or any portion thereof (because the Company Escrow Fund has not yet been funded, has been released or otherwise), then the amount equal to (A) the Company Termination Fee minus (B) the funds in the Company Escrow Fund shall be paid directly by the Company, by wire transfer of immediately available funds, (x) in the case of clauses (i) and (iv), within two (2) Business Days after such termination, (y) in the case of clause (ii), immediately prior to or substantially concurrently with such termination or (z) in the case of clause (iii), within two (2) Business Days after the date on which the Company or any Company Subsidiary consummates the Acquisition Proposal referred to in subclause (c)(iii)(D). It is understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(d)           (i) As of the date hereof or on the first Business Day that the Parent Escrow Account is available to receive deposits if such account is not available to receive deposits on the date hereof, Parent has deposited or will deposit RMB312,500,000 (the “First Parent Escrow Fund”) in cash in an account (the “Parent Escrow Account”) in the PRC with the Escrow Agent, and (ii) on or before December 31, 2013, Parent shall deposit RMB137,500,000 (the “Second Parent Escrow Fund” and, together with the First Parent Escrow Fund, the “Parent Escrow Fund”) in cash in the Parent Escrow Account, in each case as collateral and security for the payment of the Parent Termination Fee.  Parent shall open the Parent Escrow Account as soon as possible, and in any event within fourteen (14) days after the date hereof.  The Parent Escrow Fund shall be held and released by the Escrow Agent subject to the terms of the escrow agreement to be entered into among Parent, the Company (or its designee) and the Escrow Agent on the date hereof (the “Parent Escrow Agreement”) and in accordance with Section 9.5(e).

(e)           In the event that this Agreement is terminated by (i) Parent or the Company pursuant to Section 9.2(a) or Section 9.2(c) and, at the time of such termination, all of the conditions set forth in Sections 8.1(a), 8.1(c), 8.2(a) (as if the date of such termination were the Closing Date for purposes of Section 8.2(a)), 8.2(b), 8.2(c) and 8.2(d) shall have been satisfied or waived, other than those conditions that are not satisfied as a result of, or in connection with, (A) any failure to obtain any of the Required Approvals or (B) an Order of any Governmental Entity of the PRC that restrains, enjoins or otherwise prohibits the consummation of the Merger, or (ii) the Company pursuant to Section 9.3(e), in each case of clauses (i) and (ii), other than as a result of a breach of this Agreement by the Company, then Parent shall pay the Parent Termination Fee in accordance with the Parent Escrow Agreement.

The Parent Termination Fee shall be paid out of the Parent Escrow Fund (if and to the extent that funds are in the Parent Escrow Fund) no sooner than three (3) Business Days after the date of a written statement sent by the Company to Parent and the Escrow Agent setting forth the satisfaction of the conditions set forth in the first sentence of this Section 9.5(e) (which written statement shall be delivered no more than five (5) Business Days after the date of such termination, and subject to rights of Parent to contest such statement in accordance with the terms of the Escrow Agreement) and no later than seven (7) Business Days after the date of such written statement, by wire transfer of immediately available funds; provided that if this Agreement is terminated by the Company pursuant to Section 9.3(e), the Parent Termination Fee shall be paid out of the Parent Escrow Fund in accordance with the terms of the Parent Escrow Agreement.

If this Agreement is terminated and the Parent Escrow Fund shall be insufficient to pay the Parent Termination Fee in full or any portion thereof (because the Parent Escrow Fund has not yet been funded, has been released or otherwise), then the amount equal to (A) the Parent Termination Fee minus (B) the funds in the Parent Escrow Fund shall be paid directly by Parent, by wire transfer of immediately available funds, (x) in the case of termination by Parent, immediately prior to or substantially concurrently with such termination, or (y) in the case of termination by the Company, within two (2) Business Days after such termination.

(f)            The parties hereto acknowledge that the agreements contained in Section 9.5 are an integral part of the Transactions, that the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee or the Parent Termination Fee is payable are uncertain and incapable of accurate calculation and that, without these agreements, the parties hereto would not enter into this Agreement, and, therefore, the Company Termination Fee and the Parent Termination Fee are not penalties, and if the Company or Parent, as applicable, fails to promptly pay the amount due pursuant to Section 9.5(c) or Section 9.5(e), respectively, and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company or Parent, respectively, for all or any part of the Company Termination Fee or the Parent Termination Fee, respectively, then the Company and Parent, respectively, shall pay to the other the other’s costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment.  Notwithstanding any Parent Termination Fee paid to the Company or any Company Termination Fee paid to Parent, such Parent Termination Fee or Company Termination Fee, as the case may be, shall not be the sole remedy available to the

Company or Parent, as applicable, in the event that Parent or the Company, as applicable, has breached any of its representations, warranties or covenants in this Agreement and the Company or Parent, as applicable, shall be entitled to pursue all remedies to which it is entitled at law or in equity.

ARTICLE X

GENERAL PROVISIONS

Section 10.1          Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 10.2          Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by international overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.2):

if to Parent or Merger Sub:

Tsinghua Unigroup Ltd.

10/F Unis Plaza

Tsinghua Science Park

Haidian District

Beijing 100084, China

Attention:     Rong Chen, VP of Investments

Zheng Fu, Chief Financial Officer

Jimei Chen, Legal Director, Investments

Facsimile:  (86 10) 8215-9228

Email:  chenrong@unigroup.com.cn, fuzheng@unigroup.com.cn,

chenjm@unigroup.com.cn

with additional copies (which shall not constitute notice) to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304-1018

Attention:                                         Christopher M. Forrester

Michael G. O’Bryan

Celeste S. Ferber

Facsimile: 650-251-3500

Email:  CForrester@mofo.com; MObryan@mofo.com and CFerber@mofo.com

If to the Company:

RDA Microelectronics

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203

The People’s Republic of China

Attention:                                         Lily Li Dong, Chief Financial Officer

Facsimile:                                         +86 (21) 5027-1099

Email:                                                            lilydong@rdamacro.com

with additional copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati P.C.

Unit 1001, 10/F Henley Building

5 Queens Road Central

Hong Kong

Attention:                                         Weiheng Chen

Zhan Chen

Facsimile:                                         +852-3972-4999

Email:                                                            wchen@wsgr.com, zchen@wsgr.com

Section 10.3          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.4          Entire Agreement; Assignment.  This Agreement (including the Exhibits hereto), the Company Disclosure Schedule, the Confidentiality Agreement, the Guarantee and the Escrow Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), without the prior written consent of the other parties, except that Merger Sub may assign all (but not less than all) of its rights and obligations under this Agreement to any wholly-owned Subsidiary of

Parent; provided that no such assignment shall relieve the assigning party of its obligations under this Agreement if such assignee does not perform such obligations. Any purported assignment in violation of this Agreement shall be void ab initio.

Section 10.5          Parties in Interest.  Except (i) as provided in Section 7.6 and (ii) only with respect to shareholders and only after the Effective Time, for the provisions set forth in Article III, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The parties hereto further agree that the rights of third-party beneficiaries under Section 7.6 shall not arise unless and until the Effective Time occurs.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.8 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6          Expenses.  Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement and the Transactions.

Section 10.7          Amendment.  This Agreement may be amended by the parties hereto at any time prior to the Effective Time, whether before or after the approval and authorization of this Agreement and of the Plan of Merger by the shareholders of the Company; provided that, after such approval and authorization, no amendment may be made that by Law requires the further approval of the shareholders of the Company without such further approval.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 10.8          Waiver.  At any time prior to the Effective Time, any party hereto may (to the extent legally permitted and except as otherwise set forth herein) (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance by the other parties hereto with any of the agreements or conditions contained herein.  Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties hereto to be bound thereby.  The failure of any party hereto to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 10.9          Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal Laws of the State of New York, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of

New York; provided that the following matters arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the Laws of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Company, the cancellation of the Shares, any other rights provided in Section 238 of the Companies Law, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

Section 10.10       Counterparts.  This Agreement may be executed and delivered (including by facsimile, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 10.11       Specific Performance.

(a)           The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  The parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.

(b)           Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) any party hereto has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or in equity.  Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection therewith.  The remedies available to the Company pursuant to this Section 10.11 shall be in addition to any other remedy to which it is entitled at Law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 9.5(e).  The remedies available to each of Parent and Merger Sub pursuant to this Section 10.11 shall be in addition to any other remedy to which it is entitled at Law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 9.5(c).

Section 10.12       Dispute Resolution.  Subject to Section 10.11 and the last two sentences of this Section 10.12, any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration.  The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “Centre”) in accordance with the Centre’s Administered Arbitration Rules in force when the notice of arbitration is submitted (the “Arbitration Rules”).  The arbitration shall be decided by a tribunal of three (3) arbitrators.  Each of Parent and the Company shall be entitled to nominate one (1) arbitrator.  The third arbitrator, who shall act as the chairman of the tribunal, shall be chosen by the two arbitrators nominated by the parties, respectively.  Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.  Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s) shall be resolved by the tribunal already appointed to hear the existing Dispute(s).  The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets.  For the purpose of enforcing this agreement to arbitrate, the parties irrevocably and unconditionally submit to the jurisdiction of the courts of Hong Kong and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. For the purpose of enforcement of an award, the parties hereto irrevocably and unconditionally waive any defense of inconvenient forum in any court of competent jurisdiction.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Tsinghua Unigroup Ltd.

By:	/s/ Weiguo Zhao
Name:	Weiguo Zhao
Title:

RDA Microelectronics, Inc.

By:	/s/ Shun Lam Steven Tang
Name:	Shun Lam Steven Tang
Title:	Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

PLAN OF MERGER

Company Disclosure Schedule

Section 1.1(a)

Vincent Tai

Shuran Wei

Lily Li Dong

Liang Zhang